As filed with the Securities and Exchange Commission on February 21, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QUINTILES TRANSNATIONAL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

North Carolina	8731	27-1341991
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4820 Emperor Blvd.

Durham, North Carolina 27703

(919) 998-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas H. Pike, Chief Executive Officer

James H. Erlinger III, Executive Vice President, General Counsel and Secretary

Quintiles Transnational Holdings Inc.

4820 Emperor Blvd.

Durham, North Carolina 27703

(919) 998-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gerald Roach, Esq.

Amy M. Batten, Esq.

Smith, Anderson, Blount, Dorsett,

Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, NC 27601

Telephone: (919) 821-1220

Facsimile: (919) 821-6800

Colin Diamond, Esq. F. Holt Goddard, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Telephone: (212) 819-8200 Facsimile: (212) 354-8113

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	17,250,000 common shares (1)	$54.46 (2)	$939,348,750 (2)	$120,988.12

(1)	Includes 2,250,000 common shares subject to the underwriters’ option to purchase additional common shares.
(2)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended (based on the average high and low prices of the registrant’s common stock on the New York Stock Exchange on February 20, 2014) solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 21, 2014

PROSPECTUS

15,000,000 Shares

COMMON STOCK

The selling shareholders identified in this prospectus are offering 15,000,000 shares of common stock. We will not receive any proceeds from the sale of our common stock by the selling shareholders.

The common stock of Quintiles Transnational Holdings Inc. is listed on the New York Stock Exchange (the “NYSE”) under the symbol “Q”. The last reported sale price of Quintiles Transnational Holdings Inc.’s common stock on the NYSE on February 20, 2014 was $54.54 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to selling shareholders, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have an option to purchase up to an additional 2,250,000 shares of common stock from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2014.

MORGAN STANLEY	BARCLAYS	J.P. MORGAN

CITIGROUP	GOLDMAN, SACHS & CO.	WELLS FARGO SECURITIES

BofA MERRILL LYNCH	DEUTSCHE BANK SECURITIES

BAIRD	WILLIAM BLAIR	JEFFERIES

GUGGENHEIM SECURITIES	PIPER JAFFRAY	RAYMOND JAMES	RBC CAPITAL MARKETS	UBS INVESTMENT BANK

            , 2014

QUINTILES®

Quintiles helps to *improve healthcare worldwide* by providing a broad range of professional services, information and partnering solutions to the pharmaceutical, biotechnology and healthcare industries.

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we, the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Quintiles,” “we,” “us,” “our,” or similar references mean Quintiles Transnational Holdings Inc. and its subsidiaries on a consolidated basis. References to “Quintiles Holdings” refer to Quintiles Transnational Holdings Inc. on an unconsolidated basis. References to “Quintiles Transnational” refer to Quintiles Transnational Corp., Quintiles Holdings’ wholly-owned subsidiary through which we conduct our operations.

Quintiles® is our principal registered trademark. This prospectus also includes or incorporates by reference other trademarks and service marks, and those trademarks and service marks are the property of their respective owners.

This prospectus incorporates by reference important information. You should read this prospectus and the information incorporated by reference before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” below.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the “Risk Factors” section of this prospectus together with the documents that we incorporate by reference into this prospectus.

Quintiles

We are the world’s largest provider of biopharmaceutical development services and commercial outsourcing services. We are positioned at the intersection of business services and healthcare and generated $3.8 billion of service revenues in 2013, conduct business in approximately 100 countries and have approximately 28,200 employees. We use the breadth and depth of our service offerings, our global footprint and our therapeutic, scientific and analytics expertise to help our biopharmaceutical customers, as well as other healthcare customers, to be more successful in an increasingly complex healthcare environment.

Since our founding more than 30 years ago, we have grown to become a leader in the development and commercialization of new pharmaceutical therapies. Our Product Development segment is the world’s largest contract research organization, or CRO, as ranked by 2013 reported service revenues by public CROs, and is focused primarily on Phase II-IV clinical trials and associated laboratory and analytical activities. Our Integrated Healthcare Services segment includes one of the leading global commercial pharmaceutical sales and service organizations. Integrated Healthcare Services provides a broad array of services, including commercial services, such as providing contract pharmaceutical sales forces in key geographic markets, as well as a growing number of healthcare business services for the broader healthcare sector, such as outcome-based, consulting and real-world research and other healthcare solutions. Product Development contributed approximately 77% and Integrated Healthcare Services contributed approximately 23% to our 2013 service revenues. Additional information regarding our segments is presented in Note 21 to our audited consolidated financial statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2013, as amended (our “2013 Form 10-K”).

In 2013, our service revenues were $3.8 billion and our net income attributable to our shareholders was $226.6 million. As of December 31, 2013, we had total assets of $3.1 billion, total liabilities of $3.7 billion and a shareholders’ deficit of $667.5 million. We had backlog of $9.9 billion as of December 31, 2013 and net new business of $4.9 billion during 2013. Backlog represents the value of future service revenues from work not yet completed or performed under awards as of a particular date, and net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments, which are supported by written communications and adjusted for contracts that were modified or canceled during the period. Net new business under sole provider arrangements are recorded over the life of the arrangement as projects are awarded. We did not pay any dividends in 2013 and currently do not intend to pay dividends for the foreseeable future. From 2009 to 2013, our non-GAAP adjusted EBITDA grew at a 7.2% compound annual growth rate, or CAGR. During this period, our service revenues experienced year-over-year increases each year and our annual book-to-bill ratio was between 1.16x and 1.29x. For additional information regarding these financial measures, including a reconciliation of our non-GAAP measures to the most directly comparable measure presented in accordance with United States generally accepted accounting principles, or GAAP, see “Selected Consolidated Financial Data” included elsewhere in this prospectus.

Our global scale and capabilities enable us to work with the leading companies in the biopharmaceutical sector that perform trials and market their products all around the world. During each of the last 11 years, we have worked with the 20 largest biopharmaceutical companies ranked by 2012 reported revenues. We have provided services in connection with the development or commercialization of the top 50 best-selling biopharmaceutical products and the top 50 best-selling biologic products during 2012, as measured by reported sales. Of the new molecular entities, or NMEs, and new biologic applications approved from 2004 through 2012, we helped develop or commercialize 97% of the central nervous system drugs, 93% of the oncology drugs and 89% of the cardiovascular drugs.

We have extensive scientific and therapeutic expertise which enables us to add sophisticated statistical, process development and advanced technology applications into our clinical development services to meet the needs of the broader healthcare industry for appropriate endpoints, adaptive trials, drug therapy analysis, outcomes and real-world research and evidence-based medicine. Moreover, our flexible business solutions and commitment to our customers’ objectives enable us to provide our customers with customized operational delivery models to meet their particular needs.

Our Markets

The market served by Product Development consists primarily of biopharmaceutical companies, including medical device and diagnostics companies, that are seeking to outsource clinical trials and other product development activities. We estimate that total biopharmaceutical spending on drug development was approximately $93 billion in 2013, of which we estimate that our addressable market (clinical development spending excluding preclinical spending) was approximately $51 billion. The portion of this $51 billion that was outsourced in 2013, based on our estimates, was approximately $19 billion. We estimate that the potential market for Product Development’s services will experience a CAGR of 6%-8% from 2013 through 2016 as a result of increased research and development, or R&D, spending by biopharmaceutical companies and the increased outsourcing of this spending as compared to 2012.

Integrated Healthcare Services primarily addresses markets related to the use of approved biopharmaceutical products. We estimate that total spending related to approved drugs, including biopharmaceutical spending on commercialization of these drugs and expenditures by participants in the broader healthcare market on real-world research and evidence-based medicine, exceeded $94 billion in 2013. Integrated Healthcare Services links product development to healthcare delivery. This segment’s services include commercial services such as recruiting, training, deploying and managing a global sales force, channel management, patient engagement services, market access consulting, brand communication, consulting and medical education. In addition, Integrated Healthcare Services offers outcome-based services such as observational studies, comparative effectiveness studies and product and disease registry services which are intended to help increase the quality and cost-effectiveness of healthcare and provider payer solutions. We believe that a combination of cost pressure in healthcare systems around the world and the increasing focus on the value and efficacy of pharmaceutical therapy provides us many opportunities to grow our revenues and expand our service offerings by improving the cost-effectiveness of drug therapies.

We believe that we are well-positioned to benefit from current trends in the biopharmaceutical and healthcare industries that affect our markets, including:

Trends in R&D Spending.    We estimate that R&D spending was approximately $137 billion in 2013 and will grow to approximately $145 billion in 2016, with development accounting for approximately 68% of total expenditures. R&D spending trends are impacted as a result of several factors, including major biopharmaceutical companies’ efforts to replenish revenues lost from the so-called “patent cliff” of recent years, increased access to capital by the small and midcap biotechnology industry, and recent increases in pharmaceutical approvals by regulatory authorities. In 2013, there were approximately 4,060 drugs in the Phase I-III pipeline, an increase of 19% since 2008, and there were 27 NME approvals by the United States Food and Drug Administration, or FDA, in 2013 which for the two year period of 2012 to 2013 showed the highest number of approvals since the late 1990s. We believe that further R&D spending, combined with the continued need for cost efficiency across the healthcare landscape, will create new opportunities for biopharmaceutical services companies, particularly those with a global reach and broad service offerings, to help biopharmaceutical companies with their pre- and post-launch product development and commercialization needs.

Growth in Outsourcing.    We estimate that clinical development spending outsourced to CROs in Phases I-IV in 2013 was approximately $19 billion and will grow to approximately $23 billion by 2016. We expect outsourced clinical development to CROs to grow 6%-8% annually during this period. Of this annual growth, we believe that up to 2% will be derived from increased R&D expenditures, with the remainder coming from increased outsourcing penetration. We estimate that overall outsourcing penetration in 2013 was 37%. The market served by Integrated Healthcare Services is diverse, which makes it difficult to estimate the current amount of outsourced integrated healthcare services and the expected growth in such services. However, based on our knowledge of these markets we believe that, while the rate of outsourcing penetration varies by market within Integrated Healthcare Services, the current outsourcing penetration of the estimated $94 billion addressable market is not more than 20%. As business models continue to evolve in the healthcare sector, we believe that the growth rate for outsourcing across the Integrated Healthcare Services markets will be similar to the growth in clinical development.

In particular, we believe that the following trends will result in increased outsourcing to global biopharmaceutical services companies, of which we are the largest and most global:

•

Maximizing Productivity and Lowering Costs.    We believe that the need for biopharmaceutical companies to maximize productivity and lower costs in their product development and commercial operations will cause them to look to partners as they enter into outsourcing arrangements to improve efficiency, increase sales force utilization and effectiveness, improve clinical success rates and turn fixed costs into variable costs across their R&D and commercial operations.

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Managing Complexity.    Improved standards of care in many therapeutic areas and the emergence of new types of therapies, such as biologics, genetically targeted therapies, gene and stem cell therapies, and other treatment modalities have led to more complex development and regulatory pathways. We believe that companion diagnostics, genomics and biomarker expertise will become a more critical part of the development process as biopharmaceutical companies require more customized clinical trials and seek to develop treatments that are more tailored to an individual’s genetic profile or a disease’s profile. We believe that our global clinical development capabilities position us well to help biopharmaceutical companies manage the complexities inherent in an environment where this type of expertise is important.

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Providing Enhanced Value for Patients.    As healthcare costs rise globally, governments and third-party payers have looked for ways both to control healthcare expenditures and increase the quality, safety and effectiveness of drug therapies. Governments and regulatory bodies have adopted, and may continue to adopt, healthcare legislation and regulations that may significantly impact the healthcare industry by demanding more value for money spent and financial accountability for patient outcomes, which we believe will increase the demand for innovative and cost-effective commercialization strategies and outcome research and data analytics services.

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Increased Importance of Product Development in Local Markets.    Increasingly, regulators require trials involving local populations as part of the process for approving new pharmaceutical products, especially in certain Asian and emerging markets. Understanding the epidemiological and physiological differences in different ethnic populations and being able to conduct trials locally in certain geographies will be important to pharmaceutical product growth strategies, both for multinational and local/regional biopharmaceutical companies.

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Increasing Number of Phase II-IV Clinical Trials.    Based on the current and expected composition of the global drug development pipeline, we believe that spending on Phase II-IV clinical trials will continue to increase. We believe that this increased spending and the demand for global patient recruitment will favor the limited number of biopharmaceutical services companies that have both the capabilities to administer large, complex global clinical trials and relationships with thought-leading investigators and trial sites around the world. In addition, as these drugs come to market, we believe that biopharmaceutical companies will also seek to outsource an increasing amount of the commercial and other integrated healthcare services necessary to effectively launch and market these drugs, including integrated channel management, contract sales (including recruiting, training, deploying and managing field based resources and e-detailing), branding of products, medical science liaisons, nurse educators, observational research and patient registries.

Increase in Strategic Collaborations.    Larger CROs are able to provide a greater variety of services of value to the biopharmaceutical community. Biopharmaceutical companies are continuing to enter into long-term strategic collaborations with global service providers that enable them to utilize flexible business models and integrated end to end solutions to deliver on their strategic priorities. We believe that biopharmaceutical companies have historically preferred, and will continue to prefer, financially sound, global service providers with broad therapeutic and functional expertise such as our company when selecting strategic providers.

Our Competitive Strengths

We believe that we are positioned to be the partner of choice to biopharmaceutical companies worldwide and a key resource to other healthcare industry participants who are looking to improve operational, therapeutic and patient outcomes. We differentiate ourselves from others in our industry through our competitive strengths, which include:

Leadership and Global Scale.    We believe that our industry leading size, global scale and significant technology and process capabilities differentiate us by enabling us to effectively manage increasingly complex and global clinical trials with continuous clinical data monitoring and niche pools of patients from around the world. Based on reported 2013 consolidated service revenues, we are nearly 1.6 times the size of our closest public CRO competitor, and we believe we have the largest share of the outsourced global clinical and commercialization markets. Based on publicly disclosed information, we believe we have the highest margins and largest backlog among our public competitors. Based on our public competitors’ reported service revenues, we believe we are the market leader in the United States, Japan and Europe, the three largest biopharmaceutical markets in the world. In 2013, we had revenues of approximately $774 million in the Asia-Pacific region, where we have had a presence since 1993. In addition, as of December 31, 2013, we had approximately 28,200 employees with the majority located outside the United States, including significant numbers in Japan and Europe. We also have a significant presence in emerging markets, such as Brazil, Russia, India and China, or BRIC, markets.

Broad, Deep and Diverse Relationships.    During each of the last 11 years, we have worked with the 20 largest biopharmaceutical companies, as measured by their respective 2012 reported revenues. In 2013, we had ten customers from whom we earned at least $100 million in service revenues. During each of the last six years, we have had at least eight customers from whom we earned more than $100 million in service revenues. We also work with over 500 small, mid-size and other biopharmaceutical companies outside the 20 largest by revenues. These customers accounted for approximately 51% of our net new business in 2013. In 2013, we provided services across both our Product Development and Integrated Healthcare Services segments to all of our top 25 key customers. Under our global prime site and partner programs, we also have broad, deep and diverse relationships with clinics, large hospitals and health systems through which we have access to thousands of investigators and other providers worldwide.

Therapeutic and Scientific Expertise.    We have continued to invest in developing world-class scientific capabilities to help our customers leverage rapidly changing science to better understand disease causality, develop drugs and diagnostics, and deliver safer, more effective therapies. Underpinning our investments and service delivery is a focus on delivering consistent, high-quality services to our customers across all business groups throughout the world, including a centralized ethics and compliance office dedicated to facilitating adherence to quality standards and ethical behavior. We have created 14 therapeutic centers of excellence in our company that are designed to bring together the scientific expertise across our service lines as needed to achieve an optimal therapeutic solution for our customers. We have product development capabilities across a range of therapeutic areas, with a focus on oncology, cardiovascular, central nervous system, diabetes, and internal medicine. These five therapeutic areas represented more than 50% of the total biopharmaceutical product pipeline in 2013 and are generally more complex and require significant scientific expertise and global scale.

Integrated Services to Enable Better Decision-making in the Broader Healthcare Market.    Our core market is product development, and we have deep and global expertise across the phases of this market. Our services are designed to provide integrated solutions that address the complex challenges faced by a broad range of healthcare industry participants, from the development and commercialization organizations within traditional and emerging biopharmaceutical companies to payers, providers and other stakeholders. We intend to increasingly deploy our capabilities in the broader healthcare market to help healthcare industry participants rapidly assess the viability of new drugs, cost-effectively accelerate development of the most promising drugs, launch and promote drugs to the market effectively, evaluate their impact on healthcare, and make better reimbursement and prescription decisions.

Experienced, Highly Trained Management and Staff.    Our senior management team includes executives with experience from inside and outside the biopharmaceutical and biopharmaceutical services industries who use their decades of experience to serve our customers and grow our company. We have approximately 28,200 employees worldwide, of whom more than 950 are medical doctors and more than 900 possess a Ph.D. or equivalent. Our employees contribute to a company-wide culture focused on delivering services and information that meet or exceed the quality standards demanded by customers, doctors, patients and regulatory authorities. At this time, we have over 5,600 contract medical sales representatives, a sales force that is comparable in size to the sales forces of many large biopharmaceutical companies. In support of our growth, we regularly review our capabilities and make adjustments to our workforce to ensure we have the right mix of expertise to meet the demand for our services. During the past several years we have continued to hire employees in many areas to enhance our capabilities and expertise, even as we have implemented restructuring plans, including targeted workforce reductions, to respond to the evolving nature of our industry, make our service delivery more efficient and ultimately help further our business objectives and improve shareholder returns.

Technology Solutions and Process/Data Capabilities.    For over 30 years, we have been devoted to advancing state of the art technology, processes and analytics. We have focused on investment in quality data, including de-identified electronic health records, or EHR, and we currently have access to EHR data representing more than 60 million patient lives. More than 3 million people are registered users of these digital services that provide opportunities to seek information and participate in clinical trials and observational studies. We have also invested heavily in data analytics products, services and professionals. As part of this investment, we created our proprietary data integration tool, Quintiles Infosario®, which is a suite of services that integrates data from across multiple source systems to provide us and our customers with current, quality and comprehensive information regarding clinical trials, allowing decisions to be made quickly and efficiently. In addition, we have developed a planning and design platform and other software solutions to enable improvements to the drug development process and to demonstrate the value of biopharmaceutical products in the real world. We have obtained or applied for more than 60 patents in connection with the development of our proprietary technology, systems and processes.

Our Growth Strategy

The key elements of our growth strategy across Product Development and Integrated Healthcare Services include:

Leverage Our Leadership Position and Scale.    We are the global market leader in providing drug development, commercialization and outcome analytics services, and we have substantially larger service revenues and more employees around the world than reported by any of our public CRO competitors. We plan to continue to grow organically and through selected acquisitions to expand our services and capabilities. We intend to leverage our global scale from our scientific and therapeutic expertise, global investigator network, central laboratory and data library to help our customers reduce costs, improve efficiency and effectiveness, and deliver better healthcare outcomes.

Build Upon Our Customer Relationships.    We believe that the breadth and depth of our global operations, service offerings, therapeutic expertise, analytics experience and technology, combined with our existing relationships with participants across the healthcare industry, position us well to capture a significant share of the large “untapped” biopharmaceutical spending not historically available to biopharmaceutical services companies. We intend to leverage our strong customer relationships to further penetrate new opportunities as our customers seek to reduce and variabalize their cost structures.

Continue to Enable Innovative and Flexible Business Solutions.    We believe that sustainable and growing revenue can be achieved through differentiation of services, coupled with deeper and broader relationships and a commitment to structuring flexible and innovative solutions to meet the diversified and changing needs of the healthcare industry. For example, in 2013, we entered into a first-of-its-kind sole provider strategic collaboration for development and clinical trial execution with Merck KGaA, known as Merck Serono. This new model is designed to leverage the knowledge and insights from both organizations and will span the full spectrum of clinical development from Phase I through to post-marketing approvals. We leverage our people, processes and technologies to provide significant value to our customers through customized outsourcing, shifting more of the responsibility for managing development to us and other arrangements that can save our customers time and money and contribute to our profitable growth.

Use Our Therapeutic, Scientific and Domain Expertise to Improve Outcomes.    We believe our deep scientific, therapeutic and domain expertise enables us to help customers deliver and demonstrate enhanced value for patients and solve the complex challenges inherent in drug development and commercialization. For example, we recently undertook a study with the participation of US Oncology Research, supported by McKesson Specialty Health and The US Oncology Network, to explore the operational feasibility and clinical benefits of an upfront approach to the genomic sequencing of tumors from metastatic colorectal cancer patients. The study will investigate how pre-profiling and genomic sequencing data may support physician treatment decisions, including the identification of appropriate clinical trials for patients. We also believe that the breadth of our expertise, from expert consulting to data-driven planning and design, enables us to help biopharmaceutical companies improve operational efficiency and outcomes by transforming processes. Our thought and scientific leadership in the area of observational research is demonstrated by our leadership role in the Good ReseArch for Comparative Effectiveness (GRACE) initiative, which is developing a core set of good practice principles to address the design, conduct, analysis and reporting of observational studies of comparative effectiveness. We use our therapeutic, scientific and domain expertise to help our customers reach optimal outcomes in the ever-changing healthcare landscape. Our ability to link observational research, patient education and compliance data in diabetes is one example of our ability to connect clinical data to improve outcomes for our customers. We leverage our scientific expertise and innovative technologies to improve value for our customers.

Leverage Our Global Footprint and Presence in Significant Emerging Markets.    We have some of the broadest global capabilities in the biopharmaceutical services industry, with a presence in all of the major biopharmaceutical markets, including the United States, Japan, Europe and each of the BRIC countries. Our extensive global footprint provides us substantial local expertise in multinational patient populations and regulatory schemes that allows us to effectively serve customers worldwide. We believe there is a significant opportunity to increase our penetration and grow our revenues in both developed and developing markets as we adapt to meet the evolving needs of the biopharmaceutical industry as it seeks to serve the needs of an expanding and aging global population. Our business model allows us to react quickly to the unique market needs of multinational biopharmaceutical companies as well as regional and local market participants. We are also able to use our global footprint to help biopharmaceutical companies in developed markets leverage their costs. We intend to continue to leverage our global footprint to deliver services broadly and effectively as the needs of our customers evolve.

Capitalize on Emerging Growth Opportunities in the Broader Healthcare Market.    We believe that healthcare stakeholders, such as regulatory authorities, payers, providers and patients, are transforming the delivery of healthcare by increasingly seeking evidence to support drug approval, reimbursement, prescribing and consumption decisions in a manner that will afford us opportunities to use our competitive strengths in new markets, including other healthcare services. We plan to leverage our deep experience in interventional Phase IIIb/IV trials, our broad array of consulting expertise and our observational research capabilities to help meet the increasing need for real-world and late phase research to assist our customers in monitoring safety, proving efficacy, evaluating benefit-risk, demonstrating effectiveness and gaining market access. We also plan to continue to focus on integrating data to enable more successful development of compounds and solutions. We intend to utilize our existing capabilities to expand our reach into adjacent market opportunities that are complementary to our historical focus.

Risk Factors

Our business is subject to numerous risks, including without limitation the following:

•	Most of our contracts may be terminated on short notice, and we may be unable to maintain large customer contracts or to enter into new contracts.

•	Our financial results may be adversely affected if we underprice our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documenting change orders.

•	The historical indications of the relationship of our backlog to revenues may not be indicative of their future relationship.

•	We may be unable to maintain our information systems or effectively update them.

•	Customer or therapeutic concentration could harm our business.

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Our business is subject to risks associated with international operations, including economic, political and other risks, such as compliance with a myriad of foreign laws and regulations, complications from conducting clinical trials in multiple countries simultaneously and changes in exchange rates.

•	The market for our services may not grow as we expect.

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Government regulators or our customers may limit the scope of prescription or withdraw products from the market, and government regulators may impose new regulatory requirements or may adopt new regulations affecting the biopharmaceutical industry.

•	We may be unable to successfully develop and market new services or enter new markets.

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Our failure to perform services in accordance with contractual requirements, regulatory standards and ethical considerations may subject us to significant costs or liability, which could also damage our reputation and cause us to lose existing business or not receive new business.

•	Our services are related to treatment of human patients, and we could face liability if a patient is harmed.

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We had approximately $2.1 billion of total indebtedness as of December 31, 2013 with a weighted-average contractual interest rate of 3.75% and may incur further indebtedness, which could adversely affect our financial condition.

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Our current investors will continue to have significant influence over us and key decisions about our business following this offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.

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We are a “controlled company” within the meaning of the New York Stock Exchange, or NYSE, rules. As a result, our shareholders do not have certain corporate governance protections concerning the independence of our board of directors, or our Board, and certain of our Board committees that would otherwise apply to us.

These and other risks are more fully described in the section entitled “Risk Factors” beginning on page 14. We urge you to carefully consider all the information presented in “Risk Factors” and elsewhere in this prospectus before purchasing our common stock.

Our History and Corporate Information

We were founded in 1982 by Dennis B. Gillings, CBE, Ph.D., who was a biostatistics professor at the University of North Carolina at Chapel Hill. Dr. Gillings and his cofounder pioneered the use of sophisticated statistical algorithms to improve the quality of data used to determine the efficacy of various drug therapies. We expanded internationally into Europe in 1987 and into Asia in 1993. In 1994, we had grown to over $90 million in revenues and completed an initial public offering through Quintiles Transnational. As a public company, we grew both organically and through acquisitions, adding a variety of new capabilities. By the end of 1996, we significantly expanded our service offerings by acquiring companies that added commercial and consulting capabilities to our business. In September 2003, we completed a going private transaction, with Quintiles Transnational becoming owned by a group of investors that included Dr. Gillings.

In January 2008, Quintiles Transnational engaged in what we refer to as the Major Shareholder Reorganization, which resulted in our ownership by Dr. Gillings (and his affiliates), investment funds associated with Bain Capital Investors, LLC, or Bain Capital, affiliates of TPG Global, LLC, or the TPG Funds (we refer to TPG Global, LLC as “TPG Global” and together with its affiliates, “TPG”), affiliates of 3i Corporation, or 3i, certain other shareholders who participated in the going private transaction (including an affiliate of Temasek Holdings (Private) Limited, or Temasek), and various members of our management. We refer to each of the private investment firms of Bain Capital, TPG, and 3i, together with any of their respective affiliates who own our shares, as a “Sponsor”.

In December 2009, we completed what we refer to as the Holding Company Reorganization, whereby we formed Quintiles Holdings as the parent company of Quintiles Transnational. In May 2013, we returned to the public markets by completing an initial public offering, or IPO, on the NYSE and our common stock now trades under the stock symbol “Q”.

Our principal executive offices are located at 4820 Emperor Blvd., Durham, North Carolina 27703. Our telephone number at that address is (919) 998-2000.

The Offering

Common stock being offered by the selling shareholders	15,000,000 shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of 2,250,000 additional shares of common stock from the selling shareholders.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

NYSE symbol	“Q”

Summary Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data have been derived from our audited financial statements included in our 2013 Form 10-K.

You should read this information in conjunction with our consolidated financial statements, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included in our 2013 Form 10-K, and the section entitled “Prospectus Summary” in this prospectus.

	Year Ended December 31,
	2013	2012	2011
	(in thousands, except per share data)
Service revenues	$3,808,340	$3,692,298	$3,294,966
Reimbursed expenses	1,291,205	1,173,215	1,032,782

Total revenues	5,099,545	4,865,513	4,327,748
Costs, expenses and other:
Costs of revenue, service costs	2,471,426	2,459,367	2,153,005
Costs of revenue, reimbursed expenses	1,291,205	1,173,215	1,032,782
Selling, general and administrative	860,510	817,755	762,299
Restructuring costs	14,071	18,741	22,116
Impairment charges	—	—	12,295

Income from operations	462,333	396,435	345,251

Interest expense, net	119,571	131,304	105,126
Loss on extinguishment of debt	19,831	1,275	46,377
Other (income) expense, net	(185)	(3,572)	9,073

Income before income taxes and equity in (losses) earnings of unconsolidated affiliates	323,116	267,428	184,675

Income tax expense	95,965	93,364	15,105

Income before equity in (losses) earnings of unconsolidated affiliates	227,151	174,064	169,570
Equity in (losses) earnings of unconsolidated affiliates	(1,124)	2,567	70,757

Net income	226,027	176,631	240,327
Net loss attributable to noncontrolling interests	564	915	1,445

Net income attributable to Quintiles Transnational Holdings Inc.	$226,591	$177,546	$241,772

	Year Ended December 31,
	2013	2012	2011
	(in thousands, except per share data)
Earnings per share attributable to common shareholders:
Basic	$1.83	$1.53	$2.08
Diluted	$1.77	$1.51	$2.05

Weighted average common shares outstanding:
Basic	124,147	115,710	116,232
Diluted	127,862	117,796	117,936

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$397,370	$335,701	$160,953
Investing activities	(240,175)	(132,233)	(224,838)
Financing activities	70,957	(146,873)	(59,309)

Other Financial Data:
EBITDA(1)	$549,067	$499,587	$452,562
Adjusted EBITDA(1)	611,602	543,718	490,424
Adjusted net income(1)	268,940	208,931	191,005
Diluted adjusted net income per share(1)	2.10	1.77	1.62
Capital expenditures	(92,346)	(71,336)	(75,679)
Cash dividends paid to common shareholders	—	(567,851)	(288,322)
Net new business(2)	4,898,851	4,501,200	4,044,100

	As of December 31,
	2013	2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$778,143	$567,728
Investments in debt, equity and other securities	40,349	35,951
Trade accounts receivable and unbilled services, net	924,205	745,373
Property and equipment, net	199,578	193,999
Total assets	3,066,797	2,499,153
Total long-term liabilities	2,252,035	2,549,200
Total debt and capital leases(3)	2,060,994	2,444,886
Total shareholders’ deficit	(667,485)	(1,359,044)

Other Financial Data:
Backlog(2)	$9,855,428	$8,704,500

(1)

We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share). EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) represent non-GAAP EBITDA and GAAP net income (and diluted GAAP net income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees, restructuring costs, bonuses paid to certain holders of stock options, impairment charges and gains or losses from sales of business assets or from extinguishing debt. Management believes that these measures are more indicative of our core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business. These non-GAAP measures are performance measures only and are not measures of our cash flows or liquidity. EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) are non-GAAP financial measures that are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliations of EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) to our closest reported GAAP measures contained within “Selected Consolidated Financial Data” included elsewhere in this prospectus.

(2)	Net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. Consistent with our methodology for calculating net new business during a particular period, backlog represents, at a particular point in time, future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications.

(3)	Excludes $15.0 million, $22.9 million and $18.3 million of unamortized discounts as of December 31, 2013, 2012 and 2011, respectively.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with the other information included in this prospectus, other information included in our securities filings, including our 2013 Form 10-K and other information in our consolidated financial statements incorporated by reference herein, before deciding to purchase our common stock. The occurrence of any of the following risks may materially and adversely affect our business, financial condition, results of operations and future prospects. In such an event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business

The potential loss or delay of our large contracts or of multiple contracts could adversely affect our results.

Most of our customers can terminate our contracts upon 30 to 90 days notice. Our customers may delay, terminate or reduce the scope of our contracts for a variety of reasons beyond our control, including but not limited to:

•	decisions to forego or terminate a particular trial;

•	lack of available financing, budgetary limits or changing priorities;

•	actions by regulatory authorities;

•	production problems resulting in shortages of the drug being tested;

•	failure of products being tested to satisfy safety requirements or efficacy criteria;

•	unexpected or undesired clinical results for products;

•	insufficient patient enrollment in a trial;

•	insufficient investigator recruitment;

•	shift of business to a competitor or internal resources;

•	product withdrawal following market launch; or

•	shut down of manufacturing facilities.

As a result, contract terminations, delays and alterations are a regular part of our business. In the event of termination, our contracts often provide for fees for winding down the project, but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our backlog of contractually committed services if our customers cancel, delay or reduce their commitments under our contracts with them, which may occur if, among other things, a customer decides to shift its business to a competitor or revoke our status as a preferred provider. Thus, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our service revenues and profitability. We believe the risk of loss or delay of multiple contracts potentially has greater effect where we are party to broader partnering arrangements with global biopharmaceutical companies.

Our financial results may be adversely affected if we underprice our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documenting change orders.

Most of our contracts are either fee for service contracts or fixed-fee contracts. Our past financial results have been, and our future financial results may be, adversely impacted if we initially underprice our contracts or otherwise overrun our cost estimates and are unable to successfully negotiate a change order. Change orders typically occur when the scope of work we perform needs to be modified from that originally contemplated by our contract with the customer. Modifications can occur, for example, when there is a change in a key trial assumption or parameter or a significant change in timing. Where we are not successful in converting out-of-scope work into change orders under our current contracts, we bear the cost of the additional work. Such underpricing, significant cost overruns or delay in documentation of change orders could have a material adverse effect on our business, results of operations, financial condition or cash flows.

The relationship of backlog to revenues varies over time.

Backlog represents future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications. Once work begins on a project, revenue is recognized over the duration of the project. Projects may be terminated or delayed by the customer or delayed by regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event that a customer cancels a contract, we typically would be entitled to receive payment for all services performed up to the cancellation date and subsequent customer-authorized services related to terminating the canceled project. Typically, however, we have no contractual right to the full amount of the revenue reflected in our backlog in the event of a contract cancellation. The duration of the projects included in our backlog, and the related revenue recognition, range from a few weeks to many years. Our backlog may not be indicative of our future revenues, and we may not realize all the anticipated future revenue reflected in our backlog. A number of factors may affect backlog, including:

•	the size, complexity and duration of the projects;

•	the cancellation or delay of projects; and

•	change in the scope of work during the course of a project.

Our backlog at December 31, 2013 was $9,855 million compared to backlog of $8,704 million at December 31, 2012. Although an increase in backlog will generally result in an increase in revenues to be recognized over time (depending on the level of cancellations), an increase in backlog at a particular point in time does not necessarily correspond directly to an increase in revenues during a particular period. The extent to which contracts in backlog will result in revenue depends on many factors, including but not limited to delivery against projected schedules, the need for scope changes (change orders), contract cancellations and the nature, duration, size, complexity and phase of the contracts, each of which factors can vary significantly from time to time. Our $9,855 million of backlog at December 31, 2013 included approximately $6,342 million of backlog that we do not expect to generate revenue in 2014 as compared to our $8,704 million of backlog at December 31, 2012, which included approximately $5,601 million of backlog that we did not expect to generate revenue in 2013.

The rate at which our backlog converts to revenue may vary over time for a variety of reasons. The revenue recognition on larger, more global projects could be slower than on smaller, less global projects for a variety of reasons, including but not limited to an extended period of negotiation between the time the project is awarded to us and the actual execution of the contract, as well as an increased timeframe for obtaining the necessary regulatory approvals. Additionally, delayed projects will remain in backlog, unless otherwise canceled by the customer, and will not generate revenue at the rate originally expected. Thus, the relationship of backlog to realized revenues may vary over time.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our customers, and failures of these systems may materially limit our operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we intend to increase our use of web-enabled and other integrated information systems in delivering our services. We also provide access to similar information systems to certain of our customers in connection with the services we provide them. As the breadth and complexity of our information systems continue to grow, we will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•	disruption, impairment or failure of data centers, telecommunications facilities or other key infrastructure platforms;

•	security breaches of, cyber attacks on and other failures or malfunctions in our critical application systems or their associated hardware; and

•	excessive costs, excessive delays or other deficiencies in systems development and deployment.

The materialization of any of these risks may impede the processing of data, the delivery of databases and services, and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our customers. Corruption or loss of data may result in the need to repeat a trial at no cost to the customer, but at significant cost to us, the termination of a contract or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Finally, long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. Although we carry property and business interruption insurance, our coverage might not be adequate to compensate us for all losses that may occur.

Unauthorized disclosure of sensitive or confidential data, whether through systems failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers. Similarly, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including a cyber attack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results. Nonetheless, successful attacks in the future could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations. In addition, our liability insurance might not be sufficient in type or amount to cover us against claims related to security breaches, cyber attacks and other related breaches.

We may be adversely affected by customer or therapeutic concentration.

Although we did not have any customer that represented 10% or more of our service revenues in 2013, 2012 or 2011, we derive the majority of our revenues from a number of large customers. If any large customer decreases or terminates its relationship with us, our business, results of operations or financial condition could be materially adversely affected.

Additionally, conducting multiple clinical trials for different customers in a single therapeutic class involving drugs with the same or similar chemical action has in the past and may in the future adversely affect our business if some or all of the trials are canceled because of new scientific information or regulatory judgments that affect the drugs as a class or if industry consolidation results in the rationalization of drug development pipelines. Similarly, marketing and selling drugs for different biopharmaceutical companies with similar chemical actions subjects us to risk if new scientific information or regulatory judgment prejudices the drugs as a class, which may lead to compelled or voluntary prescription limitations or withdrawal of some or all of such drugs from the market.

Our business is subject to international economic, political and other risks that could negatively affect our results of operations and financial condition.

We have significant operations in foreign countries that may require complex arrangements to deliver services on global contracts for our customers. Additionally, we have established operations in locations remote from our most developed business centers. As a result, we are subject to heightened risks inherent in conducting business internationally, including the following:

•

conducting a single trial across multiple countries is complex, and issues in one country, such as a failure to comply with local regulations or restrictions, may affect the progress of the trial in the other countries, for example, by limiting the amount of data necessary for a trial to proceed, resulting in delays or potential cancellation of contracts, which in turn may result in loss of revenue;

•

foreign countries could enact legislation or impose regulations or other restrictions, including unfavorable labor regulations or tax policies, which could have an adverse effect on our ability to conduct business in or expatriate profits from those countries;

•

foreign countries are expanding or may expand their regulatory framework with respect to patient informed consent, protection and compensation in clinical trials, which could delay or inhibit our ability to conduct trials in such jurisdictions;

•	the regulatory or judicial authorities of foreign countries may not enforce legal rights and recognize business procedures in a manner in which we are accustomed or would reasonably expect;

•	changes in political and economic conditions may lead to changes in the business environment in which we operate, as well as changes in foreign currency exchange rates;

•	potential violations of local laws or anti-bribery laws, such as the United States Foreign Corrupt Practices Act, may cause difficulty in staffing and managing foreign operations;

•	customers in foreign jurisdictions may have longer payment cycles, and it may be more difficult to collect receivables in foreign jurisdictions; and

•	natural disasters, pandemics or international conflict, including terrorist acts, could interrupt our services, endanger our personnel or cause project delays or loss of trial materials or results.

These risks and uncertainties could negatively impact our ability to, among other things, perform large, global projects for our customers. Furthermore, our ability to deal with these issues could be affected by applicable United States laws and the need to protect our assets. Any such risks could have an adverse impact on our financial condition and results of operations.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business. As we develop new services or enter new markets, including services targeted at participants in the broader healthcare industry, we may not have or adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a customer base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations and financial condition could be adversely affected.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. Our inability to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the information technology, or IT, platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired, and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. Also, increased IT-related expenditures may negatively impact our profitability.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

We contract with biopharmaceutical companies to perform a wide range of services to assist them in bringing new drugs to market. Our services include monitoring clinical trials, data and laboratory analysis, electronic data capture, patient recruitment and other related services. Such services are complex and subject to contractual requirements, regulatory standards and ethical considerations. For example, we must adhere to regulatory requirements such as the FDA and current Good Clinical Practice (GCP), Good Laboratory Practice (GLP) and Good Manufacturing Practice (GMP) requirements. If we fail to perform our services in accordance with these requirements, regulatory agencies may take action against us for failure to comply with applicable regulations governing clinical trials or sales and marketing practices. Such actions may include sanctions, such as injunctions or failure of such regulatory authorities to grant marketing approval of products, delay, suspension or withdrawal of approvals, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Customers may also bring claims against us for breach of our contractual obligations and patients in the clinical trials and patients taking drugs approved on the basis of those trials may bring personal injury claims against us for negligence. Any such action could have a material adverse effect on our results of operations, financial condition and reputation.

Such consequences could arise if, among other things, the following occur:

Improper performance of our services.    The performance of clinical development services is complex and time-consuming. For example, we may make mistakes in conducting a clinical trial that could negatively impact or obviate the usefulness of the trial or cause the results of the trial to be reported improperly. If the trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. As examples:

•	non-compliance generally could result in the termination of ongoing clinical trials or sales and marketing projects or the disqualification of data for submission to regulatory authorities;

•

compromise of data from a particular trial, such as failure to verify that informed consent was obtained from patients, could require us to repeat the trial under the terms of our contract at no further cost to our customer, but at a substantial cost to us; and

•	breach of a contractual term could result in liability for damages or termination of the contract.

Large clinical trials can cost hundreds of millions of dollars, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts by or failure to obtain future contracts from the affected customer or other customers.

Interactive Response Technology malfunction.    Cenduit LLC, our joint venture with Thermo Fisher Scientific Inc., or Cenduit, provides Interactive Response Technology, or IRT, services. IRT enables the randomization of patients in a given clinical trial to different treatment arms and regulates the supply of an investigational drug, all by means of interactive voice response and interactive web response systems. If IRT malfunctions and, as a result, patients are incorrectly randomized or supplied with an incorrect drug during the course of the clinical trials, then any such event would create a risk of liability to Cenduit, which could have an adverse impact on the value of our investment in Cenduit, and could also result in a contractual claim against us for failure to properly perform the clinical trial. Furthermore, negative publicity associated with an IRT malfunction could have an adverse effect on our business and reputation. Additionally, errors in randomization may require us to repeat the trial at no further cost to our customer, but at a substantial cost to us.

Investigation of customers.    From time to time, one or more of our customers are audited or investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials, programs or the marketing and sale of their drugs. In these situations, we have often provided services to our customers with respect to the clinical trials, programs or activities being audited or investigated, and we are called upon to respond to requests for information by the authorities and agencies. There is a risk that either our customers or regulatory authorities could claim that we performed our services improperly or that we are responsible for clinical trial or program compliance. If our customers or regulatory authorities make such claims against us and prove them, we could be subject to damages, fines or penalties. In addition, negative publicity regarding regulatory compliance of our customers’ clinical trials, programs or drugs could have an adverse effect on our business and reputation.

Insufficient customer funding to complete a clinical trial.    As noted above, clinical trials can cost hundreds of millions of dollars. There is a risk that we may initiate a clinical trial for a customer, and then the customer becomes unwilling or unable to fund the completion of the trial. In such a situation, notwithstanding the customer’s ability or willingness to pay for or otherwise facilitate the completion of the trial, we may be ethically bound to complete or wind down the trial at our own expense.

Our research and development services could subject us to potential liability that may adversely affect our results of operations and financial condition.

Our business involves the testing of new drugs on patients in clinical trials and, if marketing approval is granted, the availability of these drugs to be prescribed to patients. Our involvement in the clinical trials and development process creates a risk of liability for personal injury to or death of patients, particularly those with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing or after product launch, respectively. For example, we have from time to time been sued and may be sued in the future by individuals alleging personal injury due to their participation in clinical trials and seeking damages from us under a variety of legal theories. Although we maintain the types and amounts of insurance customary in the industries and countries in which we operate, if we are required to pay damages or incur defense costs in connection with any personal injury claim that is outside the scope of indemnification agreements we have with our customers, if any indemnification agreement is not performed in accordance with its terms or if our liability exceeds the amount of any applicable indemnification limits or available insurance coverage, our financial condition, results of operations and reputation could be materially and adversely affected. Currently, we maintain professional liability insurance, including products liability for completed operations coverage, with annual aggregate limits in excess of $50.0 million. In the future, we may not be able to get adequate insurance for these types of risks at reasonable rates.

We also contract with physicians to serve as investigators in conducting clinical trials. If the investigators commit errors or make omissions during a clinical trial that result in harm to trial patients or after a clinical trial to a patient using the drug after it has received regulatory approval, claims for personal injury or products liability damages may result. Additionally, if the investigators engage in fraudulent behavior, trial data may be compromised, which may require us to repeat the clinical trial or subject us to liability. We do not believe we are legally responsible for the medical care rendered by such third-party investigators, and we would vigorously defend any claims brought against us. However, it is possible we could be found liable for claims with respect to the actions of third-party investigators.

Some of our services involve direct interaction with clinical trial subjects or volunteers and operation of Phase I clinical facilities, which could create potential liability that may adversely affect our results of operations and financial condition.

We operate two facilities where Phase I clinical trials are conducted, which ordinarily involve testing an investigational drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine such drug’s basic safety. Failure to operate such a facility in accordance with applicable regulations could result in that facility being shut down, which could disrupt our operations. Additionally, we face risks associated with adverse events resulting from the administration of such drugs to healthy volunteers and the professional malpractice of medical care providers. Occasionally, physicians employed at our Phase I clinical facilities act as principal investigators in later-phase trials at those same facilities. We also directly employ nurses and other trained employees who assist in implementing the testing involved in our clinical trials, such as drawing blood from healthy volunteers. Any professional malpractice or negligence by such investigators, nurses or other employees could potentially result in liability to us in the event of personal injury to or death of a healthy volunteer in clinical trials. This liability, particularly if it were to exceed the limits of any indemnification agreements and insurance coverage we may have, may adversely affect our financial condition, results of operations and reputation.

Our commercial services could result in liability to us if a drug causes harm to a patient. While we are generally indemnified and insured against such risks, we may still suffer financial losses.

When we market drugs under contract for a biopharmaceutical company, we could suffer liability for harm allegedly caused by those drugs, either as a result of a lawsuit against the biopharmaceutical company to which we are joined, a lawsuit naming us or any of our subsidiaries or an action launched by a regulatory body. While we are indemnified by the biopharmaceutical company for the action of the drugs we market on its behalf, and we carry insurance to cover harm caused by our negligence in performing services, it is possible that we could nonetheless incur financial losses, regulatory penalties or both. In particular, any claim could result in potential liability for us if the claim is outside the scope of the indemnification agreement we have with the biopharmaceutical company, the biopharmaceutical company does not abide by the indemnification agreement as required or the liability exceeds the amount of any applicable indemnification limits or available insurance coverage. Such a finding could have an adverse impact on our financial condition, results of operations and reputation. Furthermore, negative publicity associated with harm caused by drugs we helped to market could have an adverse effect on our business and reputation.

Our insurance may not cover all of our indemnification obligations and other liabilities associated with our operations.

We maintain insurance designed to provide coverage for ordinary risks associated with our operations and our ordinary indemnification obligations with annual aggregate limits in excess of $50.0 million. The coverage provided by such insurance may not be adequate for all claims we may make or may be contested by our insurance carriers. If our insurance is not adequate or available to pay liabilities associated with our operations, or if we are unable to purchase adequate insurance at reasonable rates in the future, our profitability may be adversely impacted.

If we are unable to attract suitable investigators and patients for our clinical trials, our clinical development business might suffer.

The recruitment of investigators and patients for clinical trials is essential to our business. Investigators are typically located at hospitals, clinics or other sites and supervise the administration of the investigational drug to patients during the course of a clinical trial. Patients generally include people from the communities in which the clinical trials are conducted. Our clinical development business could be adversely affected if we are unable to attract suitable and willing investigators or patients for clinical trials on a consistent basis. For example, if we are unable to engage investigators to conduct clinical trials as planned or enroll sufficient patients in clinical trials, we might need to expend additional funds to obtain access to resources or else be compelled to delay or modify the clinical trial plans, which may result in additional costs to us.

If we lose the services of key personnel or are unable to recruit experienced personnel, our business could be adversely affected.

Our success substantially depends on the collective performance, contributions and expertise of our senior management team and other key personnel including qualified management, professional, scientific and technical operating staff and qualified sales representatives for our contract sales services. There is significant competition for qualified personnel, particularly those with higher educational degrees, such as a medical degree, a Ph.D. or an equivalent degree, in the biopharmaceutical and biopharmaceutical services industries. The departure of any key executive, or our inability to continue to identify, attract and retain qualified personnel or replace any departed personnel in a timely fashion, may impact our ability to grow our business and compete effectively in our industry and may negatively affect our ability to meet financial and operational goals.

Exchange rate fluctuations may affect our results of operations and financial condition.

In 2013, approximately 37.8% of our service revenues were denominated in currencies other than the United States dollar. Because a large portion of our service revenues and expenses are denominated in currencies other than the United States dollar and our financial statements are reported in United States dollars, changes in foreign currency exchange rates could significantly affect our results of operations and financial condition. Exchange rate fluctuations between local currencies and the United States dollar create risk in several ways, including:

Foreign Currency Translation Risk.    The revenue and expenses of our foreign operations are generally denominated in local currencies and translated into United States dollars for financial reporting purposes. Accordingly, exchange rate fluctuations will affect the translation of foreign results into United States dollars for purposes of reporting our consolidated results.

Foreign Currency Transaction Risk.    We are subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. We earn revenue from our service contracts over a period of several months and, in some cases, over several years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts.

We may limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. We have not, however, hedged 100% of our foreign currency transaction risk, and we may experience fluctuations in financial results from our operations outside the United States and foreign currency transaction risk associated with our service contracts.

Disruptions in the credit and capital markets and unfavorable general economic conditions could negatively affect our business, results of operations and financial condition.

Disruptions in the credit and capital markets could have negative effects on our business that may be difficult to predict or anticipate, including the ability of our customers, vendors, contractors and financing sources to meet their contractual obligations. Although we are unable to quantify the impact it has had on us, we are aware of a limited number of instances during the past several years where cancellations, changes in scope and failure to pay timely were attributable, at least in part, to difficulty in our customers’ ability to obtain financing. In the future such actions by our customers could, if they involve a significant amount of business with us, have a material adverse effect on our results of operations.

Our effective income tax rate may fluctuate, which may adversely affect our operations, earnings and earnings per share.

Our effective income tax rate is influenced by our projected profitability in the various taxing jurisdictions in which we operate. Changes in the distribution of profits and losses among taxing jurisdictions may have a significant impact on our effective income tax rate, which in turn could have an adverse effect on our net income and earnings per share. Factors that may affect our effective income tax rate include, but are not limited to:

•	the requirement to exclude from our quarterly worldwide effective income tax calculations losses in jurisdictions where no income tax benefit can be recognized;

•	actual and projected full year pre-tax income;

•	the repatriation of foreign earnings to the United States;

•	changes in tax laws in various taxing jurisdictions;

•	audits by taxing authorities; and

•	the establishment of valuation allowances against deferred income tax assets if we determined that it is more likely than not that future income tax benefits will not be realized.

These changes may cause fluctuations in our effective income tax rate that could adversely affect our results of operations and cause fluctuations in our earnings and earnings per share.

We have only a limited ability to protect our intellectual property rights, and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure, invention assignment and other contractual arrangements, and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties, and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight, and we may not be successful in enforcing our rights.

Depending on the circumstances, we might need to grant a specific customer greater rights in intellectual property developed in connection with a contract than we otherwise generally do. In certain situations, we might forego all rights to the use of intellectual property we create, which would limit our ability to reuse that intellectual property for other customers. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop or license new or modified solutions for future projects.

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing firms. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other, and we sometimes provide services or funding to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers, and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

If we are unable to successfully identify, acquire and integrate existing businesses, services and technologies, our business, results of operations and financial condition could be adversely impacted.

We anticipate that a portion of our future growth may come from acquiring existing businesses, services or technologies. The success of any acquisition will depend upon, among other things, our ability to effectively integrate acquired personnel, operations, products and technologies into our business and to retain the key personnel and customers of our acquired businesses. In addition, we may be unable to identify suitable acquisition opportunities or obtain any necessary financing on commercially acceptable terms. We may also spend time and money investigating and negotiating with potential acquisition targets but not complete the transaction. Any future acquisition could involve other risks, including, among others, the assumption of additional liabilities and expenses, difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits, issuances of potentially dilutive securities or interest-bearing debt, loss of key employees of the acquired companies, transaction costs, diversion of management’s attention from other business concerns and, with respect to the acquisition of foreign companies, the inability to overcome differences in foreign business practices, language and customs. Our failure to identify potential acquisitions, complete targeted acquisitions and integrate completed acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Investments in our customers’ businesses or drugs and our related commercial rights strategies could have a negative impact on our financial performance.

We may enter into arrangements with our customers or other drug companies in which we take on some of the risk of the potential success or failure of their businesses or drugs, including making strategic investments in our customers or other drug companies, providing financing to customers or other drug companies or acquiring an interest in the revenues from customers’ drugs or in entities developing a limited number of drugs. As of December 31, 2013, we had approximately $42.0 million of such arrangements, and we were also committed to invest an additional $34.2 million in the NovaQuest Pharma Opportunities Fund III, L.P., a private equity fund that seeks to enter into similar risk-based arrangements. Our financial results would be adversely affected if these investments or the underlying drugs result in losses or do not achieve the level of success that we anticipate and/or our return or payment from the drug investment or financing is less than our direct and indirect costs with respect to these arrangements.

Our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.

As of December 31, 2013, we had goodwill and net intangible assets of $707.7 million, which constituted approximately 23.1% of our total assets at the end of this period. We assess the realizability of our indefinite-lived intangible assets and goodwill annually and conduct an interim evaluation whenever events or changes in circumstances, such as operating losses or a significant decline in earnings associated with the acquired business or asset, indicate that these assets may be impaired. Our ability to realize the value of the goodwill and indefinite-lived intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and adversely affect our operating results and financial condition.

We face risks arising from the restructuring of our operations.

From time to time, we have adopted restructuring plans to improve our operating efficiency through various means such as reduction of overcapacity, elimination of non-billable support roles or other realignment of resources. For example, in February 2014, our Board approved a restructuring plan of up to $13.0 million that is expected to result in severance for approximately 400 positions. In February 2013, our Board approved a restructuring plan of up to $15.0 million that is expected to result in a reduction of approximately 400 positions. We recognized approximately $14.2 million of total restructuring costs related to this plan in 2013. Restructuring presents significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur.

We depend on third parties for critical support services.

We depend on third parties for support services vital to our business. Such support services include, but are not limited to, third-party transportation providers, suppliers of drugs for patients participating in clinical trials, suppliers of kits for use in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance contracts for our equipment. The failure of any of these third parties to adequately provide the critical support services could have a material adverse effect on our business.

Risks Relating to Our Industry

The biopharmaceutical services industry is highly competitive.

The biopharmaceutical services industry is highly competitive. We often compete for business with other biopharmaceutical services companies, internal discovery departments, development departments, and sales and marketing departments within our customers, some of which could be considered large biopharmaceutical services companies in their own right with greater resources than ours. We also compete with universities and teaching hospitals. If we do not compete successfully, our business will suffer. The industry is highly fragmented, with numerous smaller specialized companies and a handful of full-service companies with global capabilities similar to ours. Increased competition has led to price and other forms of competition, such as acceptance of less favorable contract terms, that could adversely affect our operating results. As a result of competitive pressures, in recent years our industry has experienced consolidation and “going private” transactions. This trend is likely to produce more competition from the resulting larger companies, and ones without the cost pressures of being public, for both customers and acquisition candidates. In addition, there are few barriers to entry for smaller specialized companies considering entering the industry. Because of their size and focus, these companies might compete effectively against larger companies such as us, which could have a material adverse impact on our business.

Outsourcing trends in the biopharmaceutical industry and changes in aggregate spending and R&D budgets could adversely affect our operating results and growth rate.

Economic factors and industry trends that affect biopharmaceutical companies affect our business. Biopharmaceutical companies continue to seek long-term strategic collaborations with global CROs with favorable pricing terms. Competition for these collaborations is intense and we may decide to forego an opportunity or we may not be selected, in which case a competitor may enter into the collaboration and our business with the customer, if any, may be limited. In addition, if the biopharmaceutical industry reduces its outsourcing of clinical trials and sales and marketing projects or such outsourcing fails to grow at projected rates, our operations and financial condition could be materially and adversely affected. We may also be negatively impacted by consolidation and other factors in the biopharmaceutical industry, which may slow decision making by our customers or result in the delay or cancellation of clinical trials. Our commercial services may be affected by reductions in new drug launches and increases in the number of drugs losing patent protection. All of these events could adversely affect our business, results of operations or financial condition.

We may be affected by healthcare reform and potential additional reforms.

In March 2010, the United States Congress enacted healthcare reform legislation intended to expand, over time, health insurance coverage and impose health industry cost containment measures. This legislation may significantly impact the biopharmaceutical industry. In addition, numerous government bodies are considering or have adopted various healthcare reforms and may undertake, or are in the process of undertaking, efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and biopharmaceutical companies. We are uncertain as to the effects of these recent reforms on our business and are unable to predict what legislative proposals, if any, will be adopted in the future. If regulatory cost containment efforts limit the profitability of new drugs, our customers may reduce their R&D spending or promotional, marketing and sales expenditures, which could reduce the business they outsource to us. Similarly, if regulatory requirements are relaxed or simplified drug approval procedures are adopted, the demand for our services could decrease.

Government bodies may also adopt healthcare legislation or regulations that are more burdensome than existing regulations. For example, product safety concerns and recommendations by the Drug Safety Oversight Board could change the regulatory environment for drug products, and new or heightened regulatory requirements may increase our expenses or limit our ability to offer some of our services. Additionally, new or heightened regulatory requirements may have a negative impact on the ability of our customers to conduct industry-sponsored clinical trials, which could reduce the need for our services.

Actions by government regulators or customers to limit a prescription’s scope or withdraw an approved drug from the market could adversely affect our business and result in a loss of revenues.

Government regulators have the authority, after approving a drug, to limit its scope of prescription or withdraw it from the market completely based on safety concerns. Similarly, customers may act to voluntarily limit the scope of prescription of drugs or withdraw them from the market. In the past, we have provided services with respect to drugs that have been limited and/or withdrawn. If we are providing services to customers for drugs that are limited or withdrawn, we may be required to narrow the scope of or terminate our services with respect to such drugs, which would prevent us from earning the full amount of service revenues anticipated under the related service contracts with negative impacts to our financial results.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased cost to us or could limit our service offerings.

The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country that the personal data were collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require individuals’ written authorization, in addition to any required informed consent, before Protected Health Information may be used for research and such regulations specify standards for deidentifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. Because of amendments to the HIPAA data security and privacy rules that were promulgated on January 25, 2013 and effective March 26, 2013, there are some instances where we are a HIPAA “business associate” of a “covered entity”, so that we will be directly liable for mishandling protected health information. These amendments will subject us to HIPAA’s enforcement scheme, which, as amended, can yield up to $1.5 million in annual civil penalties for each HIPAA violation.

In the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states, and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information, and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices and suffer reputational harm. In the next few years, the European data protection framework may be revised as a generally applicable data regulation. The text has not yet been finalized, but it contains new provisions specifically directed at the processing of health information, sanctions of up to 5% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation.

If we do not keep pace with rapid technological changes, our services may become less competitive or obsolete.

The biopharmaceutical industry generally, and drug development and clinical research more specifically, are subject to rapid technological changes. Our current competitors or other businesses might develop technologies or services that are more effective or commercially attractive than, or render obsolete, our current or future technologies and services. If our competitors introduce superior technologies or services and if we cannot make enhancements to remain competitive, our competitive position would be harmed. If we are unable to compete successfully, we may lose customers or be unable to attract new customers, which could lead to a decrease in our revenue and financial condition.

The biopharmaceutical industry has a history of patent and other intellectual property litigation, and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement suits by companies that have patents for similar business processes or other suits alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms.

Risks Relating to Our Indebtedness

Our substantial debt could adversely affect our financial condition.

As of December 31, 2013, we had $3.067 billion in total assets, $3.734 billion in total liabilities and a shareholders’ deficit of $667 million. Included within total liabilities was $2.046 billion of total indebtedness, excluding $300.0 million of additional available borrowings under our revolving credit facility. Our substantial indebtedness could adversely affect our financial condition and thus make it more difficult for us to satisfy our obligations with respect to our credit facilities. If our cash flow is not sufficient to service our debt and adequately fund our business, we may be required to seek further additional financing or refinancing or dispose of assets. We may not be able to influence any of these alternatives on satisfactory terms or at all. Our substantial indebtedness could also:

•	increase our vulnerability to adverse general economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, investments, acquisitions, capital expenditures, R&D efforts and other general corporate purposes;

•	limit our ability to make required payments under our existing contractual commitments, including our existing long-term indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates; and

•	limit our ability to borrow additional funds or to borrow on terms that are satisfactory to us.

Despite our level of indebtedness, we are able to incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risks to our financial condition.

Although our credit agreement, which governs the Quintiles Transnational senior credit facilities, contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could increase. We have approximately $300.0 million available for borrowing under our senior secured revolving credit facility.

While the credit agreement also contains restrictions on our and our restricted subsidiaries’ ability to make loans and investments, these restrictions are subject to a number of qualifications and exceptions, and the investments incurred in compliance with these restrictions could be substantial.

If we do not comply with the covenants governing our credit facilities, we may not have the funds necessary to pay all of our indebtedness that could become due.

The credit agreement governing our credit facilities requires us to comply with certain covenants. In particular, our credit agreement prohibits us from incurring any additional indebtedness, except in specified circumstances, or amending the terms of agreements relating to certain existing junior indebtedness, if any, in a manner materially adverse to the lenders under our credit agreement, without lender approval. Further, our credit agreement contains customary covenants, including covenants that restrict our ability to acquire and dispose of assets, engage in mergers or reorganizations, pay dividends or make investments. In addition, our credit agreement requires us to make mandatory principal prepayments in certain circumstances, including with a portion of our excess cash flow if Quintiles Transnational’s total leverage ratio (as defined in the credit agreement) exceeds certain levels. A violation of any of these covenants could cause an event of default under our credit agreement.

If we default on our credit agreement as a result of our failure to pay principal or interest when due, our material breach of any representation, warranty or covenant, or any other reason, all outstanding amounts could become immediately due and payable. In such case, we may not have sufficient funds to repay all the outstanding amounts. In addition, or in the alternative, the lenders under our credit agreement could exercise their rights under the security documents entered into in connection with the credit agreement. Any acceleration of amounts due under the credit agreement governing our outstanding indebtedness or the substantial exercise by the lenders of their rights under the security documents would likely have a material adverse effect on us.

Interest rate fluctuations may affect our results of operations and financial condition.

Because we have variable rate debt, fluctuations in interest rates affect our business. We attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. We have entered into interest rate swaps with financial institutions that have reset dates and critical terms that match those of our term loan credit facility. Accordingly, any change in market value associated with the interest rate swaps is offset by the opposite market impact on the related debt. As of December 31, 2013, we had approximately $2.061 billion of total indebtedness with variable interest at the greater of the three month LIBOR or 1.25%, plus 2.50%, or 3.75% at December 31, 2013, of which $945.0 million, or 45.9%, was hedged at a fixed rate of 2.55%, leaving approximately $1.116 billion of unhedged variable rate debt. Because we do not attempt to hedge all of our variable rate debt, we may incur higher interest costs for the portion of our variable rate debt which is not hedged. Each quarter-point increase or decrease in the variable interest rate would result in our interest expense changing by approximately $2.8 million per year under our unhedged variable rate debt.

Risks Relating to Ownership of Our Common Stock and This Offering

The parties to the Shareholders Agreement will continue to have significant influence over us after this offering, including control over decisions that require the approval of our shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

Upon the completion of this offering, Dr. Gillings (and his affiliates) and the Sponsors will own approximately 54% of the outstanding shares of our common stock (or 53% if the underwriters exercise their option to purchase additional shares in full). These shareholders are and, following the completion of this offering, will continue to be parties to a shareholders agreement entered into in connection with the Major Shareholder Reorganization, or the Shareholders Agreement. The Shareholders Agreement, among other things, requires such shareholders to vote in favor of certain nominees to our Board. For a discussion of the Shareholders Agreement and these nominations rights, see “Certain Relationships and Related Person Transactions” and “Directors, Executive Officers and Corporate Governance—Composition and Qualifications of Our Board of Directors” in our 2013 Form 10-K. As long as this group owns or controls at least a majority of our outstanding voting power, it has the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

•	the election and removal of directors and the size of our Board;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You do not have the same protections afforded to shareholders of companies that are subject to such requirements.

The parties to the Shareholders Agreement control a majority of the voting power of our outstanding common stock. As a result, we are, and will remain after the offering, a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Because we utilize these exemptions, we do not have a majority of independent directors on our Board. In addition, our Compensation and Talent Development Committee and our Governance, Quality and Nominating Committee do not consist entirely of independent directors and are not subject to annual performance evaluations. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

The parties to the Shareholders Agreement, however, are not subject to any contractual obligation to retain their controlling interest except that these shareholders have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible into such securities for a period of 60 days after the date of this prospectus (or, if earlier, until May 31, 2014) without the prior written consent of the underwriters for this offering. Except for this period, there can be no assurance as to the period of time during which these shareholders will maintain their ownership of our common stock following this offering.

Provisions of our corporate governance documents could make an acquisition of our company more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

Provisions of our amended and restated articles of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. Among others, these provisions include (1) our ability to issue preferred stock without shareholder approval, (2) the requirement that our shareholders may not act without a meeting, (3) requirements for advance notification of shareholder nominations and proposals contained in our bylaws, (4) the absence of cumulative voting for our directors, (5) requirements for shareholder approval of certain business combinations and (6) the limitations on director nominations contained in our Shareholders Agreement. See “Description of Capital Stock” for more detail.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly and annual operating results may fluctuate in the future, and such fluctuations may be significant. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. The selling shareholders and the underwriters will negotiate to determine the public offering price. You may not be able to resell your shares at or above the public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly and annual financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions; and

•	exchange rate fluctuations.

These and other factors, many of which are beyond our control, may cause our operating results and the market price for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

There may be sales of a substantial amount of our common stock after this offering by our current shareholders, and these sales could cause the price of our common stock to fall.

As of February 18, 2014, there were 129,922,407 shares of common stock outstanding, and approximately 65% of our outstanding common stock was held by parties to the Shareholders Agreement. Following completion of this offering, approximately 54% of our outstanding common stock (or approximately 53% if the underwriters exercise in full their option to purchase additional shares from certain of the selling shareholders) will be held by parties to the Shareholders Agreement.

Each of our directors, executive officers and our shareholders subject to our Shareholders Agreement or our Registration Rights Agreement (including affiliates of the Sponsors) have entered into a lock-up agreement with Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC on behalf of the underwriters which regulates their sales of our common stock for a period of 60 days after the date of this prospectus (or, if earlier, until May 31, 2014), subject to certain exceptions and automatic extensions in certain circumstances. Following the completion of this offering, such lock-up agreements will cover, in the aggregate, 77,776,291 outstanding shares of our common stock (or 75,526,291 shares if the underwriters exercise in full their option to purchase additional shares) and vested options to purchase an additional 2,069,805 shares of our common stock.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. The shares sold in this offering are eligible for immediate sale in the public market without restriction by persons other than our affiliates.

Beginning 90 days after this offering, subject to certain exceptions and automatic extensions in certain circumstances, shareholders that are parties to an amended and restated registration rights agreement, or the Registration Rights Agreement, may require us to register their shares for resale under the federal securities laws. Under the Registration Rights Agreement, we are required to pay the registration expenses associated with any registration of such shares, excluding any underwriting discounts, commissions and transfer taxes. Registration of those shares would allow those shareholders to immediately resell their shares in the public market. Any such sales or the anticipation of such sales may cause the market price of our common stock to decline.

Since we have no current plans to pay regular cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our shareholders, we do not currently anticipate paying any regular cash dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our existing credit facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Our amended and restated articles of incorporation contain a provision renouncing any interest and expectancy in certain corporate opportunities identified by certain of our affiliates, even if such corporate opportunities are ones that we might reasonably be deemed to have pursued or had the ability or desire to pursue.

Our amended and restated articles of incorporation provide for the allocation of certain corporate opportunities between us, on the one hand, and certain of our shareholders, on the other hand. As set forth in our amended and restated articles of incorporation, neither such shareholders, nor any director, officer, shareholder, member, manager, or employee of such shareholders, have any fiduciary duty or any other duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. To the full extent permitted by applicable law, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to certain of our shareholders, even if the opportunity is one that we might reasonably deem to have pursued or had the ability or desire to pursue, if granted, the opportunity to do so, and each such shareholders shall have no duty to communicate or offer such business opportunity to us and, to the fullest extent permitted by applicable law, shall not be liable to us or, to the extent applicable, any of its or their shareholders, for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such shareholders pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. Therefore, a director or officer of our company who also serves as a director, officer, member, manager, or employee of such shareholders may pursue certain business opportunities, including acquisitions, that may be complementary to our business and, as a result, such opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by such shareholders to themselves or their other affiliates instead of to us.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained or incorporated by reference herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “should,” “targets,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors”. Unless legally required, we assume no obligation to update or revise any such forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

MARKET AND OTHER INDUSTRY DATA

This prospectus and documents incorporated by reference in this prospectus include market share and industry data and forecasts that we have obtained from market research, consultant surveys, publicly available information and industry publications and surveys, as well as our internal data. Market research, consultant surveys, and industry publications and surveys generally indicate that the information contained therein was obtained from sources believed to be reliable, and we believe that the publications and reports are reliable as of the date of this prospectus. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information included in this prospectus or incorporated by reference is reliable, data, forecasts and estimates, in particular as they relate to market size, market growth, penetration, market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2013 Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders in this offering.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “Q” since May 9, 2013. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock on the NYSE.

Fiscal Quarter	High	Low
2013
Second Quarter (ended June 30, 2013)(1)	$46.50	$41.50
Third Quarter (ended September 30, 2013)	$47.50	$42.25
Fourth Quarter (ended December 31, 2013)	$46.75	$40.10
2014
First Quarter (through February 20, 2014)	$55.00	$45.25

(1)	Represents the period from May 9, 2013, the date our shares began trading on the NYSE, through the end of the quarter.

The closing price of our common stock as of February 20, 2014 was $54.54 per share.

On February 18, 2014, we had approximately 205 holders of record of our common stock. This number does not include beneficial owners for whom shares are held by nominees in street name.

DIVIDEND POLICY

We do not currently intend to pay dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis and may, subject to compliance with the covenants contained in our credit facilities and other considerations, determine to pay dividends in the future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, the implications of the payment of dividends by us to our shareholders or by our subsidiaries to us, and any other factors that our Board may deem relevant. Our long-term debt arrangements contain usual and customary restrictive covenants that, among other things, place limitations on our ability to declare dividends. For additional information regarding these restrictive covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and Note 10 to our audited consolidated financial statements, each of which is included in our 2013 Form 10-K.

In October 2012, our Board declared a $2.09 per share dividend to shareholders of record on October 24, 2012. The dividend totaled approximately $241.7 million and was paid on November 1, 2012. In February 2012, our Board declared a $2.82 per share dividend to shareholders of record on February 29, 2012. The dividend totaled approximately $326.1 million and was paid on March 9, 2012. No dividends were declared or paid in 2013.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at December 31, 2013. You should read this information in conjunction with the sections entitled “Prospectus Summary,” “Selected Historical Financial Data” and “Description of Capital Stock” included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, each of which is included in our 2013 Form 10-K.

At December 31, 2013
(dollars in thousands)
Cash and cash equivalents	$778,143

Short-term debt:
Current portion of long-term debt, including capital leases	10,433

Long-term debt:

Long-term debt, less current portion, including capital leases(1)	2,035,586

Total debt and capital lease obligations	$2,046,019

Shareholders’ deficit:
Common stock and additional paid-in capital, par value $0.01 per share; 300,000,000 shares authorized and 129,651,907 shares issued and outstanding	$478,144
Accumulated deficit	(1,145,181)
Accumulated other comprehensive loss	(376)

Deficit attributable to Quintiles Transnational Holdings Inc.’s shareholders	(667,413)
Deficit attributable to noncontrolling interests	(72)

Total shareholders’ deficit	(667,485)

Total capitalization	$1,378,534

(1)	Net of unamortized debt discounts of $14,975.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated statement of income data for 2013, 2012 and 2011 and consolidated balance sheet data as of December 31, 2013 and 2012 from our audited consolidated financial statements included in our 2013 Form 10-K. We have derived the following consolidated statement of income data for 2010 and 2009 and consolidated balance sheet data as of December 31, 2011, 2010 and 2009 from our audited consolidated financial statements not included in this prospectus or our 2013 Form 10-K. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which is included in our 2013 Form 10-K, and the section entitled “Prospectus Summary” in this prospectus. Our historical results are not necessarily indicative of the results we may achieve in any future period.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share data)
Statement of Income Data:
Service revenues	$3,808,340	$3,692,298	$3,294,966	$3,060,950	$3,010,793
Reimbursed expenses	1,291,205	1,173,215	1,032,782	863,070	888,795

Total revenues	5,099,545	4,865,513	4,327,748	3,924,020	3,899,588
Costs, expenses and other:
Costs of revenue, service costs	2,471,426	2,459,367	2,153,005	1,941,767	1,894,796
Costs of revenue, reimbursed expenses	1,291,205	1,173,215	1,032,782	863,070	888,795
Selling, general and administrative	860,510	817,755	762,299	698,406	684,466
Restructuring costs	14,071	18,741	22,116	22,928	(141)
Impairment charges(1)	—	—	12,295	2,844	15,453

Income from operations	462,333	396,435	345,251	395,005	416,219
Interest expense, net	119,571	131,304	105,126	137,631	106,037
Loss on extinguishment of debt	19,831	1,275	46,377	—	—
Other (income) expense, net	(185)	(3,572)	9,073	15,647	9,622

Income before income taxes and equity in (losses) earnings of unconsolidated affiliates	323,116	267,428	184,675	241,727	300,560
Income tax expense	95,965	93,364	15,105	77,582	88,253

Income before equity in (losses) earnings of unconsolidated affiliates	227,151	174,064	169,570	164,145	212,307
Equity in (losses) earnings of unconsolidated affiliates(2)	(1,124)	2,567	70,757	1,110	(2,729)

Net income	226,027	176,631	240,327	165,255	209,578
Net loss (income) attributable to noncontrolling interests	564	915	1,445	(4,659)	485

Net income attributable to Quintiles Transnational Holdings Inc.	$226,591	$177,546	$241,772	$160,596	$210,063

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share data)
Earnings per share attributable to common shareholders:
Basic	$1.83	$1.53	$2.08	$1.38	$1.80
Diluted	$1.77	$1.51	$2.05	$1.36	$1.79

Cash dividends declared per common share	$—	$4.91	$2.48	$0.58	$4.57

Weighted average common shares outstanding:
Basic	124,147	115,710	116,232	116,418	116,499
Diluted	127,862	117,796	117,936	118,000	117,509

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$397,370	$335,701	$160,953	$378,160	$484,474
Investing activities	(240,175)	(132,233)	(224,838)	(141,434)	(90,465)
Financing activities	70,957	(146,873)	(59,309)	(153,081)	(270,189)

Other Financial Data:
Adjusted service revenues(3)	$3,808,340	$3,692,298	$3,294,966	$2,996,752	$2,923,791
EBITDA(3)	549,067	499,587	452,562	464,685	482,247
Adjusted EBITDA(3)	611,602	543,718	490,424	462,760	463,885
Adjusted net income(3)	268,940	208,931	191,005	161,796	214,004
Diluted adjusted net income per share(3)	2.10	1.77	1.62	1.37	1.82
Capital expenditures	(92,346)	(71,336)	(75,679)	(80,236)	(85,932)
Cash dividends paid to common shareholders	—	(567,851)	(288,322)	(67,493)	(532,327)
Net new business(4)	4,898,851	4,501,200	4,044,100	3,551,500	3,641,400

	As of December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$778,143	$567,728	$516,299	$646,615	$565,774
Investments in debt, equity and other securities	40,349	35,951	22,106	1,557	61,713
Trade accounts receivable and unbilled services, net	924,205	745,373	691,038	570,160	584,200
Property and equipment, net	199,578	193,999	185,772	184,494	199,415
Total assets	3,066,797	2,499,153	2,322,917	2,064,887	2,112,734
Total long-term liabilities	2,252,035	2,549,200	2,109,879	1,841,537	1,920,030
Total debt and capital leases(5)	2,060,994	2,444,886	1,990,196	1,704,896	1,876,607
Total shareholders’ deficit	(667,485)	(1,359,044)	(969,596)	(900,359)	(907,515)

Other Financial Data:
Backlog(4)	$9,855,428	$8,704,500	$7,972,900	$7,115,300	$6,494,400

(1)    We incurred other than temporary losses on marketable and non-marketable equity securities of $4.4 million and $9.4 million, respectively, and an impairment of a long-lived asset of $1.7 million in 2009. We incurred other than temporary losses on equity securities of $2.8 million in 2010. Refer to our audited consolidated financial statements included in our 2013 Form 10-K for information on other than temporary losses and long-lived asset impairments in 2013, 2012 and 2011.

(2)    In November 2011, we sold our investment in Invida Pharmaceutical Holdings Pte. Ltd., or Invida, for approximately $103.6 million of net proceeds resulting in gain of approximately $74.9 million.

(3)    We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share). Adjusted service revenues exclude service revenues from our former Capital Solutions segment, which we wound down after the deconsolidation of PharmaBio Development Inc., or PharmaBio, in November 2010. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) represent non-GAAP EBITDA and GAAP net income (and diluted GAAP net income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees, restructuring costs, bonuses paid to certain holders of stock options, impairment charges, and gains or losses from sales of business assets or from extinguishing debt. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) also exclude the results of our historical Capital Solutions segment, except for certain costs that we retained on a go-forward basis. Management believes that these non-GAAP measures provide useful supplemental information to management and investors regarding the underlying performance of our business operations and facilitate comparisons of our results subsequent to the deconsolidation of PharmaBio in November 2010 with our results prior to the deconsolidation of PharmaBio. Management also believes that these measures are more indicative of our core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business. These non-GAAP measures are performance measures only and are not measures of our cash flows or liquidity. Adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) are non-GAAP financial measures that are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the following reconciliations of adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) to our closest reported GAAP measures:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except per share data)
Adjusted Service Revenues, EBITDA and Non-GAAP Adjusted EBITDA:

Non-GAAP Adjusted Service Revenues:
GAAP service revenues as reported	$3,808,340	$3,692,298	$3,294,966	$3,060,950	$3,010,793
Deconsolidation of PharmaBio (c)	—	—	—	(64,198)	(87,002)

Adjusted service revenues	$3,808,340	$3,692,298	$3,294,966	$2,996,752	$2,923,791

Non-GAAP Adjusted EBITDA:
GAAP net income as reported	$226,027	$176,631	$240,327	$165,255	$209,578
Interest expense, net	119,571	131,304	105,126	137,631	106,037
Income tax expense	95,965	93,364	15,105	77,582	88,253
Depreciation and amortization	107,504	98,288	92,004	84,217	78,379

Non-GAAP EBITDA	549,067	499,587	452,562	464,685	482,247

Restructuring costs	14,071	18,741	22,116	22,928	(141)
Impairment charges	—	—	12,295	2,844	15,453
Incremental share-based compensation expense (a)	—	13,637	2,553	—	7,086
Bonus paid to certain holders of stock options	—	11,308	10,992	—	9,962
Management fees (b)	27,694	5,309	5,213	5,159	5,068
Loss on extinguishment of debt	19,831	1,275	46,377	—	—
Other (income) expense, net	(185)	(3,572)	9,073	15,647	9,622
Equity in losses (earnings) from unconsolidated affiliates	1,124	(2,567)	(70,757)	(1,110)	2,729
Deconsolidation of PharmaBio (c)	—	—	—	(47,393)	(68,141)

Adjusted EBITDA	$611,602	$543,718	$490,424	$462,760	$463,885

Non-GAAP Adjusted Net Income:
GAAP net income as reported	$226,027	$176,631	$240,327	$165,255	$209,578
Net loss (income) attributable to noncontrolling interests	564	915	1,445	(4,659)	485
Restructuring costs	14,071	18,741	22,116	22,928	(141)
Impairment charges	—	—	12,295	2,844	15,453
Incremental share-based compensation expense (a)	—	13,637	2,553	—	7,086
Bonus paid to certain holders of stock options	—	11,308	10,992	—	9,962
Management fees (b)	27,694	5,309	5,213	5,159	5,068
Loss on extinguishment of debt	19,831	1,275	46,377	—	—
Interest rate swap termination fee	—	—	11,630	—	—
Gain on sale of business assets	—	—	(74,880)	—	—
Deconsolidation of PharmaBio (c)	—	—	—	(28,979)	(31,020)
Tax effect of non-GAAP adjustments (d)	(22,304)	(18,885)	(21,063)	(752)	(2,467)
Other income tax adjustments (d)	3,057	—	(66,000)	—	—

Adjusted net income.	$268,940	$208,931	$191,005	$161,796	$214,004

Diluted weighted average common shares outstanding	127,862	117,796	117,936	118,000	117,509
Diluted non-GAAP adjusted net income per share	$2.10	$1.77	$1.62	$1.37	$1.82

(a)    Incremental expense incurred for repricings of share-based awards. The amount represents only the incremental amount of share-based compensation expense incurred in the quarter that the repricing occurred.

(b)    Management fees were paid to affiliates of certain of our major investors, including the Sponsors and an entity affiliated with Dr. Gillings, pursuant to a management agreement that was terminated immediately prior to the effectiveness of the IPO. These fees are discussed more fully in Note 13 to our audited consolidated financial statements included in our 2013 Form 10-K.

(c)    Prior to January 1, 2011, our operations included a third segment, Capital Solutions. This segment consisted primarily of the activities of our former subsidiary, PharmaBio. PharmaBio was responsible for facilitating non-traditional customer alliances, including our 2002 agreement with Eli Lilly and Company, or Lilly, to support Lilly in its commercialization efforts for Cymbalta® in the United States. In December 2009, we spun off PharmaBio to our shareholders.

In November 2010, we deconsolidated PharmaBio. Effective January 1, 2011, we changed the composition of our reportable segments. Integrated Healthcare Services now includes, beginning January 1, 2011, our commercial rights and royalties revenues. For periods prior to January 1, 2011, however, all commercial rights and royalties revenues, including the activities of PharmaBio that we were required to consolidate in our operations until November 2010, remain presented in Capital Solutions for historical presentation purposes. Because of our change in segments, effective as of January 1, 2011, certain expenses, primarily compensation-related expenses, that previously were included in Capital Solutions are presented in Product Development and Integrated Healthcare Services, as these expenses are now borne by these respective groups. For periods prior to January 1, 2011, however, these expenses continue to be presented in Capital Solutions as they represent expenses of this segment during these periods.

In order to facilitate comparisons of our results following the changes in our reportable segments that were effective on January 1, 2011, our adjusted service revenues, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) for periods prior to January 1, 2011 exclude the results of our historical Capital Solutions segment, net of the expenses discussed above that were previously included in Capital Solutions prior to that date but, beginning on January 1, 2011, are presented in Product Development and Integrated Healthcare Services. Retained service revenues were intersegment revenues reported within our Product Development and Integrated Healthcare Services segments related to services provided to our Capital Solutions segment and were eliminated in consolidation. If PharmaBio had been spun off as of the beginning of the earliest period presented, it would have been an unconsolidated third-party during these periods; therefore, these service revenues would have been retained and reflected within our consolidated service revenues. The following table presents a reconciliation of the PharmaBio deconsolidation adjustments included in the table above to service revenues and income from operations, our segment performance measures, for Capital Solutions for each period presented.

	Year Ended December 31,
	2010	2009
	(in thousands)
Capital Solutions service revenues, as reported	$116,406	$169,898
Retained service revenues	(52,208)	(82,896)

Deconsolidation of PharmaBio — non-GAAP adjusted service revenues	$64,198	$87,002

Capital Solutions income from operations, as reported	$30,522	$55,259
Retained costs	16,782	12,642
Interest expense, net	(20,596)	(38,308)
Other income	2,271	1,427

Deconsolidation of PharmaBio — non-GAAP adjusted net income	28,979	31,020

Depreciation and amortization	89	240
Interest expense, net	20,596	38,308
Other income	(2,271)	(1,427)

Deconsolidation of PharmaBio — non-GAAP adjusted EBITDA	$47,393	$68,141

For more information regarding the presentation of our segments, see Note 21 to our audited consolidated financial statements, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which is included in our 2013 Form 10-K.

(d)    Deductible non-GAAP adjustments were tax effected at their effective tax rate of 38.5%, with the exception of gain on sale of business assets, which was tax effected at 29.0% in 2011, and restructuring costs which were tax effected at 28.2% and 36.0% in 2013 and 2012, respectively. Other income tax adjustments are set forth in the table below, in thousands:

	Year Ended December 31,
	2013	2011
	(in thousands)
Change to indefinitely reinvested assertion – impact of reversal of associated deferred income tax liability	$(8,123)	$—
Impact of settlements of certain intercompany notes	11,180	—
Release of significant FIN 48 reserves	—	(17,300)
Impact of amending prior year United States income tax returns to claim foreign tax credits rather than foreign tax deductions on foreign source income	—	(48,700)

Total	$3,057	$(66,000)

(4)    Net new business is the value of services awarded during the period from projects under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications, adjusted for contracts that were modified or canceled during the period. Consistent with our methodology for calculating net new business during a particular period, backlog represents, at a particular point in time, future service revenues from work not yet completed or performed under signed contracts, letters of intent and, in some cases, pre-contract commitments that are supported by written communications.

(5)    Excludes $15.0 million, $22.9 million, $18.3 million, $8.3 million and $10.4 million of unamortized discounts as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively. 2010 and 2009 include $7.5 million and $164.9 million, respectively, of debt related to activities in our former Capital Solutions segment, which primarily consisted of our former subsidiary PharmaBio that was deconsolidated in 2010.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 18, 2014 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our outstanding shares of common stock; and

•	each shareholder selling shares in this offering.

Except as otherwise indicated, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the address for each of the named individuals is 4820 Emperor Blvd., Durham, North Carolina 27703.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of stock options held by the respective person or group that may be exercised and/or restricted stock units which may vest within 60 days of February 18, 2014. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable and/or restricted stock units vesting within 60 days after February 18, 2014 are reflected in the table below and included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The percentages of shares outstanding provided in the table are based on a total of 129,922,407 shares of our common stock outstanding on February 18, 2014.

For more information regarding our relationships with certain of the persons named below, see “Certain Relationships and Related Person Transactions” in our 2013 Form 10-K.

Notwithstanding the ownership information regarding our common stock presented below, the Shareholders Agreement governs the exercise of the voting rights of the shareholders party thereto with respect to the election of directors and certain other material events. See “Certain Relationships and Related Person Transactions—Shareholders Agreement” and “Directors, Executive Officers and Corporate Governance—Composition and Qualifications of Our Board of Directors” in our 2013 Form 10-K.

	Shares Beneficially Owned Prior to This Offering		Number of Shares Being Offered	Number of Shares Subject to Option	Shares Beneficially Owned After this Offering (Without Option)		Shares Beneficially Owned After this Offering (With Option)
Name and Address of Beneficial Owner	Number	Percent			Number	Percent	Number	Percent
5% or Greater Shareholders
Parties to the Shareholders Agreement(1)	84,335,507	64.9%	13,686,959	2,053,043	70,648,548	54.4%	68,595,505	52.8%
Dennis B. Gillings, CBE, Ph.D. and affiliates(2)	24,850,261	19.0%	3,804,542	570,681	21,045,719	16.1%	20,475,038	15.6%
Bain Capital and related funds(3)	23,950,266	18.4%	3,804,543	570,682	20,145,723	15.5%	19,575,041	15.1%
TPG Funds(4)	21,422,574	16.5%	3,564,119	534,617	17,858,455	13.7%	17,323,838	13.3%
Affiliates of 3i(5)	15,112,406	11.6%	2,513,755	377,063	12,598,651	9.7%	12,221,588	9.4%
Temasek Life Sciences Private Limited(6)	7,893,854	6.1%	1,313,041	196,957	6,580,813	5.1%	6,383,856	4.9%
Wellington Management Company, LLP(7)	6,737,305	5.2%	—	—	6,737,305	5.2%	6,737,305	5.2%
Directors and Executive Officers
Thomas H. Pike(8)	263,228	*	—	—	263,228	*	263,228	*
Kevin K. Gordon(9)	205,000	*	—	—	205,000	*	205,000	*
Michael I. Mortimer(10)	575,000	*	—	—	575,000	*	575,000	*
John D. Ratliff(11)	867,860	*	—	—	867,860	*	867,860	*
Fred E. Cohen, M.D., D.Phil.(12)	—	—	—	—	—	—	—	—
John P. Connaughton(13)	—	—	—	—	—	—	—	—
Jonathan J. Coslet(14)	—	—	—	—	—	—	—	—
Michael J. Evanisko(15)	48,800	*	—	—	48,800	*	48,800	*
Mireille Gillings, Ph.D.(16)	22,153,686	16.9%	3,304,542	570,681	18,849,144	14.4%	18,278,463	14.0%
Christopher R. Gordon(17)	—	—	—	—	—	—	—	—
Jack M. Greenberg(18)	76,800	*	—	—	76,800	*	76,800	*
Richard Relyea(5)	—	—	—	—	—	—	—	—
Leonard D. Schaeffer(19)	176,800	*	—	—	176,800	*	176,800	*
All directors and executive officers as a group (15 individuals)(20)	23,772,564	18.0%	3,304,542	570,681	20,468,022	15.5%	19,897,341	15.3%

*	Less than 1%

(1)    Includes shares of common stock (but no shares underlying exercisable stock options) outstanding as of February 18, 2014 directly held by the following persons who are parties to the Shareholders Agreement: Dr. Gillings, Dr. Gillings’ daughter, the Gillings Limited Partnership, the GFEF Limited Partnership, the Gillings Family Foundation, GF Investment Associates LP, the Bain Capital Entities (as defined below), the TPG Funds and the 3i Funds (as defined below). In this offering, the parties to the Shareholders Agreement will sell 13,686,959 shares of common stock in the aggregate (or 15,740,002 shares if the underwriters exercise in full their option to purchase additional shares).

(2)    Includes the following shares over which Dr. Gillings may be deemed to have beneficial ownership: (a) 1,000,000 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014 held by Dr. Gillings and (b) the following shares over which Dr. Gillings may be deemed to exercise shared voting and investment control: 713,699 shares held by the Gillings Limited Partnership, of which Dr. Gillings is the general partner; 148,231 shares held by the GFEF Limited Partnership, of which Dr. Gillings is the general partner; and 163,556 shares held by The Gillings Family Foundation, of which Dr. Gillings is the president and director. Dr. Gillings disclaims beneficial ownership of all shares held by the Gillings Limited Partnership, The Gillings Family Foundation and GFEF Limited Partnership, except to the extent of his pecuniary interest therein. Certain shares directly owned by Dr. Gillings have been pledged as security for a personal loan. These shares also include the following shares over which Susan Gillings Gross (Dr. Gillings daughter) may be deemed to have beneficial ownership: (a) 39,678 shares held directly by Ms. Gross and 2,656,897 shares held by GF

Investment Associates LP, which is managed by Ms. Gross. Ms. Gross disclaims beneficial ownership of the shares held by GF Investment Associates LP, except to the extent of her pecuniary interest therein. In this offering, (i) Dr. Gillings will sell 2,947,692 shares of common stock (or 3,518,373 shares if the underwriters exercise in full their option to purchase additional shares); (ii) the Gillings Limited Partnership will sell 356,850 shares of common stock; and (iii) GF Investment Associates LP will sell 500,000 shares of common stock.

(3)    Bain Capital and related funds beneficially own 23,950,266 shares, consisting of (a) 23,888,161 shares of common stock held by Bain Capital Integral Investors 2008, L.P., or Integral Investors, whose managing partner is Bain Capital Investors, LLC, or BCI; (b) 58,757 shares of common stock held by BCIP TCV, LLC, or BCIP TCV, whose administrative member is BCI; and (c) 3,348 shares of common stock held by BCIP Associates—G, or BCIP—G, whose managing partner is BCI. In this offering, (i) Integral Investors will sell 3,794,677 shares of common stock (or 4,363,879 shares if the underwriters exercise in full their option to purchase additional shares); (ii) BCIP TCV will sell 9,334 shares of common stock (or 10,734 shares if the underwriters exercise in full their option to purchase additional shares); and (iii) BCIP—G will sell 532 shares of common stock (or 612 shares if the underwriters exercise in full their option to purchase additional shares). As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by each of Integral Investors, BCIP TCV and BCIP—G, which we refer to collectively as the Bain Capital Entities. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by BCI’s Global Private Equity Board, or GPEB, which is comprised of the following individuals: Steven Barnes, Joshua Bekenstein, John Connaughton, Paul Edgerley, Stephen Pagliuca, Michel Plantevin, Dwight Poler, Jonathan Zhu and Stephen Zide. By virtue of the relationships described in this footnote, GPEB may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the members of GPEB disclaims beneficial ownership of such shares to the extent attributed to such member solely by virtue of serving on GPEB. Certain partners and other employees of the Bain Capital Entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in this offering, will be the selling shareholder with respect to the donated shares. Each of the Bain Capital Entities has an address c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(4)    The TPG Funds beneficially own 21,422,574 shares, consisting of (a) 5,336,577 shares held by TPG Quintiles Holdco, L.P., a Delaware limited partnership, or Holdco I, whose general partner is TPG GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Advisors III, Inc., a Delaware corporation; (b) 15,388,018 shares held by TPG Quintiles Holdco II, L.P., a Delaware limited partnership, or Holdco II, whose general partner is TPG Advisors V, Inc., a Delaware corporation; and (c) 697,979 shares held by TPG Quintiles Holdco III, L.P. a Delaware limited partnership, or Holdco III, whose general partner is Tarrant Advisors, Inc., a Texas corporation. Holdco I, Holdco II, and Holdco III are collectively referred to as the TPG Funds. In this offering, (i) Holdco I will sell 1,782,060 shares of common stock (or 2,049,368 shares if the underwriters exercise in full their option to purchase additional shares), and (ii) Holdco II will sell 1,782,059 shares of common stock (or 2,049,368 shares if the underwriters exercise in full their option to purchase additional shares). David Bonderman and James G. Coulter are officers and sole shareholders of each of TPG Advisors III, Inc., TPG Advisors V, Inc. and Tarrant Advisors, Inc. and may therefore be deemed to be the beneficial owners of the shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of TPG Advisors III, Inc., TPG Advisors V, Inc., Tarrant Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(5)    3i and its affiliates beneficially own 15,112,406 shares, consisting of (a) 8,061,713 shares directly held by 3i US Growth Healthcare Fund 2008 L.P., or 3i Healthcare, (b) 3,856,555 shares directly held by 3i U.S. Growth Partners L.P., or 3i Partners, (c) 1,079,101 shares held directly by 3i Growth Capital (USA) M L.P., or 3i Capital M, (d) 1,629,442 shares directly held by 3i Growth Capital (USA) E L.P., or 3i Capital E, (e) 242,797 shares directly held by 3i Growth Capital (USA) D L.P., or 3i Capital D, and (f) 242,798 shares directly held by 3i Growth Capital (USA) P L.P., or 3i Capital P, and together with 3i Healthcare, 3i Partners, 3i Capital M, 3i Capital E and 3i Capital D, the 3i Funds. In this offering, (i) 3i Healthcare will sell 1,340,963 shares of common stock (or 1,542,107 shares if the underwriters exercise in full their option to purchase additional shares); (ii) 3i Partners will sell 641,489 shares of common stock (or 737,712 shares if the underwriters exercise in full their option to purchase additional shares); (iii) 3i Capital M will sell 179,495 shares of common stock (or 206,419 shares if the underwriters exercise in full their option to purchase additional shares); (iv) 3i Capital E will sell 271,037 shares of common stock (or 311,692 shares if the underwriters exercise in full their option to purchase additional shares); (v) 3i Capital D will sell 40,386 shares of common stock (or 46,444 shares if the underwriters exercise in full their option to purchase additional shares); and (vi) 3i Capital P will sell 40,385 shares of common stock (or 46,444 shares if the underwriters exercise in full their option to purchase additional shares). The general partner of each of the 3i Funds is 3i U.S. Growth Corporation. Investment and divestment decisions are made by the board of directors of 3i Corporation, which is the manager of each of the 3i Funds and an indirect wholly owned subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. Mr. Relyea, who is a member of the board of directors of 3i Corporation, disclaims beneficial ownership of the shares held by the 3i Funds solely by virtue of his serving on the board of directors of 3i Corporation. The business address of Mr. Relyea and 3i Corporation (which is a manager of each of the 3i Funds) is c/o 3i Private Equity, 400 Madison Avenue—9th floor, New York, NY 10017.

(6)    Temasek Life Sciences Private Limited, or Temasek Life Sciences, is a direct wholly-owned subsidiary of Fullerton Management Pte Ltd, or FMPL, which in turn is a direct wholly-owned subsidiary of Temasek. In this offering, Temasek Life Sciences will sell 1,313,041 shares of common stock (or 1,509,998 shares if the underwriters exercise in full their option to purchase additional shares). By virtue of FMPL’s direct ownership, and Temasek’s indirect ownership, of 100% of Temasek Life Sciences, FMPL and Temasek may be deemed to beneficially own the shares held by Temasek Life Sciences. The principal business address of Temasek, FMPL and Temasek Life Sciences is 60 B. Orchard Road #06-18 Tower 2, The Atrium @ Orchard, Singapore 238891.

(7)    As reported by Wellington Management Company, LLP in a Schedule 13G filed with the SEC on February 14, 2014, which states that Wellington Management Company, LLP has shared dispositive power with respect to all of such shares and shared voting power with respect to 2,008,063 of such shares. The principal business address of Wellington Management is 280 Congress Street, Boston, MA 02210.

(8)    Consists of 38,580 shares purchased by Mr. Pike in May 2012 and 224,648 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014.

(9)    Consists of 205,000 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014.

(10)  Consists of 75,000 shares of common stock issued pursuant to our stock incentive plans (50,000 of which are held by the Michael I. Mortimer Irrevocable Trust, which is controlled by Mr. Mortimer) and 500,000 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014.

(11)  Consists of 182,860 shares of common stock issued pursuant to our stock incentive plans (all of which are held by the John David Ratliff 2012 Irrevocable Trust, which is controlled by Mr. Ratliff) and 685,000 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014. Mr. Ratliff retired as our President and Chief Operating Officer on December 31, 2013.

(12)  Dr. Cohen, who is one of our directors, is a TPG Partner. Dr. Cohen has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Dr. Cohen is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(13)  Does not include shares of common stock held by the Bain Capital Entities. Mr. Connaughton is a Managing Director of BCI and a member of GPEB and as a result, and by virtue of the relationships described in footnote 3 above, may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Connaughton is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(14)  Mr. Coslet, who is one of our directors, is a TPG Partner. Mr. Coslet has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. Coslet is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(15)  Consists of 15,400 shares of common stock issued pursuant to our stock incentive plans and 33,400 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014.

(16)  Dr. Mireille Gillings, who is one of our directors, is married to Dr. Gillings and as such may be deemed a beneficial owner of the shares beneficially owned by Dr. Gillings. Dr. Mireille Gillings disclaims beneficial ownership of all shares beneficially owned by Dr. Gillings, except to the extent of her pecuniary interest therein.

(17)  Does not include shares of common stock held by the Bain Capital Entities. Mr. Gordon is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Gordon is c/o Bain Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116.

(18)  Consists of 25,000 shares of common stock issued pursuant to our stock incentive plans and 51,800 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014. All 25,000 shares of common stock and 43,400 shares of common stock underlying stock options are held for the benefit of members of Mr. Greenberg’s family.

(19)  Consists of (a) 100,000 shares of stock held by The Schaeffer Family Revocable Trust (of which Mr. Schaeffer is a trustee), (b) 63,450 shares of stock issued pursuant to our stock incentive plans and (c) 13,350 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014.

(20)  Includes common stock and common stock underlying stock options exercisable within 60 days of February 18, 2014 as described in footnotes (2 and 8–19), as applicable and without duplication. Also includes 229,500 shares of common stock and 43,750 shares of common stock underlying stock options exercisable within 60 days of February 18, 2014 held by our other executive officers not listed above.

DESCRIPTION OF CAPITAL STOCK

The following are descriptions of our capital stock and material provisions of our amended and restated articles of incorporation and amended and restated bylaws. These descriptions are summaries and are qualified by reference to our amended and restated articles of incorporation and amended and restated bylaws, as well as the Shareholders Agreement, which includes certain other provisions that materially impact the rights of our shareholders, including voting provisions.

Authorized Capital

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock is undesignated. As of February 18, 2014, we had 129,922,407 shares of common stock outstanding and approximately 205 shareholders of record. This number does not include beneficial owners for whom shares are held by nominees in street name.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held, and are entitled to vote together as a class, on all matters submitted to a vote of shareholders. Except for the election of directors, if a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast against the action, unless the vote of a greater number is required by the North Carolina Business Corporation Act, or the NCBCA, our amended and restated articles of incorporation or our amended and restated bylaws. The election of directors is determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. Our common shareholders do not have cumulative voting rights.

Dividend Rights

Under the NCBCA, a corporation may not make any distribution (including dividends, whether in cash or other property, and redemptions or repurchases of its shares) if the distribution would result in either (1) the corporation being unable to pay its debts when they become due or (2) the corporation’s assets being less than the sum of its liabilities plus any preferential liquidation rights of shareholders. For purposes of making this determination, the NCBCA permits a corporation’s board of directors to determine asset values based either on book values or on a fair valuation or other method that is reasonable in the circumstances. Holders of common stock are entitled to receive proportionately any dividends when and as declared by our Board, subject to any preferential dividend rights of outstanding preferred stock, based on the number of shares of common stock then held of record by such holder.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Our outstanding shares are not subject to any redemption or sinking fund provisions, nor are they convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated articles of incorporation grant broad authority to our Board to determine the designations, preferences, relative rights and powers, including voting powers (or qualifications, limitations or restrictions thereof), of classes or series of such preferred stock without shareholder approval. Our authorized preferred stock is available for issuance from time to time in one or more series at the discretion of our Board without shareholder approval. Our Board has the authority to prescribe for each series of preferred stock (1) the number of shares in that series, (2) the consideration for such shares in that series and (3) the designations, preferences, relative rights and powers, including voting powers, full or limited, or no voting power, of the shares in that series, or the qualifications, limitations or restrictions of the shares in that series.

Anti-Takeover Effects of Our Shareholders Agreement and Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire our company.

Authorized but Unissued Stock

Our amended and restated articles of incorporation authorize the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of our company. This possibility may encourage persons seeking to acquire control of our company to negotiate first with our Board.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control or management of our company. For example, our Board could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock, or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill”. Our Board is able to implement a shareholder rights plan without further action by our shareholders.

Use of our preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by shareholders, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of preferred stock could discourage bids for our company even if such bid represents a premium over our then-existing trading price.

No Written Consent of Shareholders

Our amended and restated articles of incorporation provide that shareholders may not act by written consent. As a result, any shareholder action is required to be taken at a duly called meeting of shareholders, which may make it more difficult for a potential acquirer to accomplish its objectives.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our amended and restated bylaws provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board or pursuant to the Shareholders Agreement. Pursuant to these provisions, to be timely, a shareholder’s notice must meet certain requirements with respect to its content and be received at our principal executive offices, addressed to the secretary of our company, within the following time periods:

•

In the case of an annual meeting, not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, to be timely, the shareholder notice must be received not earlier than the close of business on the later of the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made; and

•

In the case of a nomination of a person or persons for the election to the Board at a special meeting of the shareholders called for the purpose of electing directors, not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting

These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on our Board. Without cumulative voting, a minority shareholder may not be able to gain as many seats on our Board as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our Board to influence our Board’s decision regarding a takeover. Under the NCBCA, by virtue of our date of incorporation and the fact that our amended and restated articles of incorporation do not give our shareholders the right to cumulate their votes, our shareholders are not entitled to cumulate their votes.

Shareholder Approval of Certain Business Combinations

North Carolina has two primary anti-takeover statutes, the Shareholder Protection Act and the Control Share Acquisition Act, which govern the shareholder approval required for certain business combinations. As permitted by North Carolina law, we have opted out of both these provisions. Accordingly, we are not subject to any anti-takeover effects of the North Carolina Shareholder Protection Act or Control Share Acquisition Act. Our amended and restated articles of incorporation, however, incorporate a provision substantially identical to Section 203 of the Delaware General Corporation Law, an antitakeover law applicable to Delaware corporations. In general, this provision prohibits us from engaging in a business combination, such as a merger, with a person or group owning 15% or more of our voting stock for a period of three years following the date the person became an interested shareholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner.

In addition, our amended and restated articles of incorporation provide that the parties to the Shareholders Agreement will not be deemed to be “interested shareholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Election and Removal of Directors; Filling Vacancies

Our amended and restated articles of incorporation, our amended and restated bylaws and the Shareholders Agreement contain provisions that establish specific procedures for nominating, electing and removing members of our Board, including the advance notice requirements discussed above under “—Requirements for Advance Notification of Shareholder Nominations and Proposals”. In addition, see “Certain Relationships and Related Person Transactions” and “Directors, Executive Officers and Corporate Governance—Composition and Qualifications of Our Board of Directors” in our 2013 Form 10-K for additional information regarding our Shareholders Agreement.

Subject to the Shareholders Agreement vacancies and newly created directorships on our Board may be filled only by a majority of the directors then serving on the Board. The Shareholders Agreement provides that a vacancy created by the death, disability, retirement or removal of a director nominated pursuant to its terms may be filled only by the party to the Shareholders Agreement that nominated such director. Upon the request of the party that nominated a director, the parties to the Shareholder Agreement have agreed to vote for the removal of such director. Our amended and restated articles of incorporation provide that, except as otherwise provided in the Shareholders Agreement, once the parties to the Shareholders Agreement cease to collectively own a majority of our outstanding shares, directors may only be removed for cause and by the holders of 75% of our total outstanding stock.

As a practical matter, the nomination and voting requirements of the Shareholders Agreement make it exceedingly difficult for a potential acquirer to replace our directors through a proxy contest.

Additionally, our amended and restated articles of incorporation divide our Board into three classes, with staggered three-year terms. As a result, only one class of directors is elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our Board and provisions described above may have the effect of delaying or preventing changes in our control or management.

Amendment of Bylaws

Our amended and restated bylaws may be altered, amended or repealed, or new bylaws may be adopted, by (1) a majority of the members of our Board or (2) the holders of a majority of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders or directors, that the notice of such meeting must have stated that the amendment of our amended and restated bylaws was one of the purposes of the meeting. Our amended and restated bylaws may not be amended in any manner inconsistent with the Shareholders Agreement.

Once the parties to the Shareholders Agreement cease to collectively own a majority of our outstanding shares, our amended and restated bylaws may be altered, amended or repealed, or new bylaws may be adopted, by (1) a majority of the members of our Board or (2) the holders of 75% of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders or directors, that the notice of such meeting must have stated that the amendment of our amended and restated bylaws was one of the purposes of the meeting. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated bylaws.

Amendment of Articles of Incorporation

Except as provided under North Carolina law and as discussed below, amendments to our amended and restated articles of incorporation must be proposed by our Board and approved by holders of a majority of our total outstanding shares entitled to vote.

Once the parties to the Shareholders Agreement cease to collectively own a majority of our outstanding shares, shareholder amendments to certain provisions of our amended and restated articles of incorporation, such as the classified board provision, require the approval of the holders of 75% of our total outstanding shares entitled to vote, provided in the case of any special meeting of shareholders, that the notice of such meeting must have stated that the amendment of our amended and restated articles of incorporation was one of the purposes of the meeting. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated articles of incorporation.

Power to Call Special Meetings of Shareholders

Our amended and restated articles of incorporation permit a special meeting of shareholders to be called by (1) a majority of the members of our Board; (2) the Chairman or Chief Executive Officer; or (3) for so long as the parties to the Shareholders Agreement collectively own a majority of our outstanding shares, by (a) any director nominated by Dr. Gillings, Bain Capital, TPG or 3i or (b) the holders of a majority of the outstanding shares of our common stock. These provisions may make a change in control of our business more difficult by delaying shareholder actions to elect directors until the next annual shareholder meeting.

Corporate Opportunities

Our amended and restated articles of incorporation provide that we renounce any interest or expectancy in the business opportunities of the Sponsors and their affiliates (other than our company and our subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, managing directors and/or employees, and each such person will have no obligation to offer us those opportunities. This provision applies to a Sponsor (and affiliated parties) only for so long as a nominee to our Board designated by the Sponsor under the Shareholders Agreement continues to serve on the Board. Shareholders will be deemed to have notice of and consented to this provision of our amended and restated articles of incorporation.

Limitations on Directors’ Liability and Indemnification

Sections 55-8-50 through 55-8-58 of the NCBCA permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director, officer, employee or agent has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director, officer, employee or agent under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with a proceeding in which a person was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the NCBCA permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Further, Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification.

Finally, Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party.

As permitted by the NCBCA, our amended and restated articles of incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director provided that such limitation will not apply to (1) acts or omissions not made in good faith that the director at the time of the breach knew or believed were in conflict with our best interests, (2) any liability for unlawful distributions under Section 55-8-33 of the NCBCA, (3) any transaction from which the director derived an improper personal benefit, or (4) acts or omissions occurring prior to the date the provision became effective. The term “improper personal benefit” does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her services as one of our directors, officers, employees, independent contractors, attorneys or consultants. In the event that North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law.

Our amended and restated bylaws require us to indemnify our directors and officers, and permit us to indemnify our employees and agents, to the fullest extent permitted under the NCBCA. Accordingly, we may indemnify our directors, officers, employees and agents in accordance with either the statutory or the non-statutory standards. From time to time, we may enter into indemnification agreements with certain of our directors, officers, employees and agents, and we have entered into indemnification agreements with certain of our directors. We also are required to advance certain expenses (including attorneys’ fees) to our directors and officers and permitted to advance expenses to our employees and agents. We currently maintain directors’ and officers’ insurance policies covering our directors and officers, as permitted in our amended and restated bylaws and required under our indemnification agreements.

We believe that our amended and restated articles of incorporation, amended and restated bylaws, indemnification agreements and insurance are necessary to attract and retain qualified persons to serve as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation, amended and restated bylaws, and indemnification agreements may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (212) 936-5100.

Stock Exchange

Our common stock is listed on the NYSE under the symbol “Q”.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-United States holders of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset by a non-United States holder.

Except as modified for estate tax purposes, a “non-United States holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and applicable United States Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-United States holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income or estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws (including if you are a financial institution, United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” person subject to the alternative minimum tax, dealer in securities, broker, person who has acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, or a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity)). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

We have not and will not seek any rulings from the Internal Revenue Service, or IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our common stock that are different from those discussed below.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

Distributions on Common Stock

If we make distributions on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (determined on a share by share basis), but not below zero. Any excess will be treated as gain from the sale of stock subject to the tax treatment described below in “Gain on Disposition of Common Stock”.

In the event that we pay dividends on our common stock, the dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-United States holder within the United States (and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment of such non-United States holders within the United States) generally are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-United States holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise). A foreign corporation may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

A non-United States holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals.

A non-United States holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Any gain realized by a non-United States holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-United States holder in the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment of such non-United States holder in the United States);

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-United States holder held our common stock.

In the case of a non-United States holder described in the first bullet point immediately above, the gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-United States holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-United States holder that is a foreign corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or at such lower rate as may be specified by an applicable income tax treaty). In the case of an individual non-United States holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, will be subject to a flat 30% tax even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If, however, we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-United States holder who actually or constructively holds or held (at any time during the shorter of the five year period ending on the date of disposition or the non-United States holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock as a result of our being a United States real property holding corporation. You should consult your own advisor about the consequences that could result if we are, or become, a “United States real property holding corporation.”

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

A non-United States holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-United States holder (and the payer does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements — FATCA

The Foreign Account Tax Compliance Act, or FATCA, will impose a United States federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock, where such payment is made to (1) a foreign financial institution (whether holding stock for its own account or on behalf of one or more of its account holders/investors) unless such foreign financial institution agrees to verify, report and disclose its United States account holders and meets certain other specified requirements or (2) a non-financial foreign entity that is the beneficial owner of the payment (or who holds stock on behalf of another non-financial foreign entity that is the beneficial owner) unless the beneficial owner certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and meets certain other specified requirements. Although this legislation is effective with respect to amounts paid after December 31, 2012, under final regulations issued by the United States Department of Treasury on January 17, 2013 and IRS Notice 2013-43 released on July 12, 2013, withholding under FATCA will only apply (1) to payments of dividends on our common stock made after June 30, 2014, and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in our common stock.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

UNDERWRITING

The underwriters named below, for whom Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to each underwriter’s name in the following table:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
Jefferies LLC
William Blair & Company, L.L.C.
Guggenheim Securities, LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
UBS Securities LLC

Total

The underwriters are committed to purchase all the shares of common stock offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, the underwriters have an option to buy up to 2,250,000 additional shares of common stock from the selling shareholders. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling shareholders per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the selling shareholders
	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $779,390, which includes an amount not to exceed $50,000 that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for shares of common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (regardless of whether any such transactions described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise), or (iii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, in each case without the prior written consent of the representatives for a period of 60 days after the date of this prospectus or, if earlier, until May 31, 2014. Notwithstanding the foregoing, if (1) during the last 17 days of this restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each of our Shareholders subject to our Shareholders Agreement or our Registration Rights Agreement and each of our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which, for a period of 60 days after the date of this prospectus or, if earlier, until May 31, 2014, each of these persons or entities, with limited exceptions, may not, without the prior written consent of the representatives, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock, beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by such directors, executive officers, and selling shareholders or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of this restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with appropriate notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We, the selling shareholders and the underwriters have agreed to severally indemnify each other against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NYSE under the symbol “Q”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from the selling shareholders, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriters can assure investors that our common stock will trade in the public market at or above the public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided us and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent for the lenders under our senior secured credit facilities, and all the underwriters in this offering or affiliates thereof, except Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated, Jefferies LLC, William Blair & Company, L.L.C., Guggenheim Securities, LLC and Piper Jaffray & Co. or affiliates thereof, are lenders under our senior secured credit facilities. Barclays Capital Inc. is also the syndication agent for the senior secured credit facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive, as defined below, is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares of common stock are not being offered to the public in Switzerland. Therefore, this document constitutes neither a public offer in Switzerland nor a prospectus in accordance with applicable legislation in Switzerland and may not be issued, distributed or published in Switzerland in a manner which would be deemed to constitute a public offer of the shares of common stock in Switzerland.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any Shares other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law, as amended (the “FIEL”). Each underwriter has represented and agreed that the Shares which it purchases will be purchased by it as principal and that, in connection with this offering, it will not, directly or indirectly, offer or sell any Shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, no person may offer or sell such Shares or cause such Shares to be made the subject of an invitation for subscription or purchase, or circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or (iii) to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement (including this prospectus), the exhibits and schedules to the registration statement and the documents incorporated by reference in this prospectus. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file reports and other information with the SEC. You may read and copy the registration statement of which this prospectus is a part, such reports and other information at the SEC’s public reference room, which is located at 100 F Street, NE, Room 1580, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part and the other reports and information that we have filed with the SEC at the SEC’s Internet website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

The following documents filed with the Commission are hereby incorporated by reference in this registration statement:

(a)	our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 13, 2014;

(b)	our Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2013, filed on February 21, 2014; and

(c)	our Current Report on Form 8-K filed on February 12, 2014.

However, any portions of the above-referenced documents that are not deemed “filed” with the Commission, including without limitation the certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K and certain exhibits furnished pursuant to Item 9.01 of Form 8-K, shall not be deemed to be incorporated by reference in this registration statement.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to: Quintiles Transnational Holdings Inc., 4280 Emperor Blvd., Durham, North Carolina 27703, Attention: General Counsel, (919) 998-2000, officeofthegeneralcounsel@quintiles.com. These documents are also available on the Investor Relations section of our website, which is located at http://www.quintiles.com, or as described under “Where You Can Find Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

15,000,000 Shares

Common Stock

QUINTILES TRANSNATIONAL HOLDINGS INC.

PROSPECTUS

MORGAN STANLEY	BARCLAYS	J.P. MORGAN

CITIGROUP	GOLDMAN, SACHS & CO.	WELLS FARGO SECURITIES

BofA MERRILL LYNCH		DEUTSCHE BANK SECURITIES

BAIRD	WILLIAM BLAIR	JEFFERIES

GUGGENHEIM SECURITIES	PIPER JAFFRAY	RAYMOND JAMES	RBC CAPITAL MARKETS	UBS INVESTMENT BANK

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses payable by us in connection with the sale and distribution of the common stock being registered hereunder (other than underwriting discounts and commissions). All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$120,988
FINRA filing fee	$141,402
Printing fees and engraving expenses	$60,000
Transfer agent and registrar fees and expenses	$7,000
Legal fees and expenses	$350,000
Accounting fees and expenses	$100,000

Total	$779,390

ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-50 through 55-8-58 of the NCBCA permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director, officer, employee or agent has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director, officer, employee or agent under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with a proceeding in which a person was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the NCBCA permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Further, Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification.

Finally, Section 55-8-57 of the NCBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party.

As permitted by the NCBCA, our amended and restated articles of incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director provided that such limitation will not apply to (1) acts or omissions not made in good faith that the director at the time of the breach knew or believed were in conflict with our best interests, (2) any liability for unlawful distributions under Section 55-8-33 of the NCBCA, (3) any transaction from which the director derived an improper personal benefit, or (4) acts or omissions occurring prior to the date the provision became effective. The term “improper personal benefit” does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her services as one of our directors, officers, employees, independent contractors, attorneys or consultants. In the event that North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law.

Our amended and restated bylaws require us to indemnify our directors and officers, and permit us to indemnify our employees and agents, to the fullest extent permitted under the NCBCA. Accordingly, we may indemnify our directors, officers, employees and agents in accordance with either the statutory or the non-statutory standards. From time to time, we may enter into indemnification agreements with certain of our directors, officers, employees and agents, and we have entered into indemnification agreements with certain of our directors.

The underwriting agreement with the underwriters will provide for the indemnification of our directors and certain of our officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Our amended and restated bylaws and indemnification agreements also expressly obligate us to advance certain expenses (including attorneys’ fees) to our directors and officers and permit us to advance expenses to our employees and agents.

We currently maintain directors’ and officers’ insurance policies covering our directors and officers, as permitted in our amended and restated bylaws and required under our indemnification agreements.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions.

During the year ended December 31, 2011, Quintiles Holdings issued a total of 79,733 shares of common stock in connection with the cash exercise of the same number of stock options for aggregate consideration of $1,113,649.01. Quintiles Holdings also issued a total of 44,500 shares of common stock in connection with the exercise of the same number of stock options (paid through a combination of cash and partial tender of stock) for aggregate consideration of $825,813.00. These securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act.

During the year ended December 31, 2012, Quintiles Holdings issued a total of 107,926 shares of common stock in connection with the cashless exercise of a total of 260,500 stock options for aggregate consideration of $3,783,630.60. Quintiles Holdings also issued a total of 150,010 shares of common stock in connection with the cash exercise of the same number of stock options for aggregate consideration of $2,466,616.70. Quintiles Holdings also issued a total of 15,020 shares of common stock in connection with the exercise of the same number of stock options (paid through a combination of cash and partial tender of stock) for aggregate consideration of $132,101.40. Quintiles Holdings granted certain employees of Quintiles Transnational cash settled stock appreciation rights covering an aggregate of 99,050 shares of common stock with a grant price of $26.68 per share (or $2,642,654.00, in the aggregate). Quintiles Holdings issued 38,580 shares of common stock to Thomas Pike for aggregate consideration of $999,993.60. The securities were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

During the first and second quarters of 2013, Quintiles Holdings issued 32,280 shares of common stock in connection with the exercise of the same number of stock options for aggregate consideration of $254,733 without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated under the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See Exhibit Index.

(b) Financial Statement Schedules. Schedule I—Condensed Financial Information of Registrant (Parent Company Only) and Schedule II (Valuation and Qualifying Accounts) are incorporated by reference from the registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 13, 2014 (the “2013 Form 10-K”). All other schedules are omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in the 2013 Form 10-K.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Durham, State of North Carolina, on February 21, 2014.

QUINTILES TRANSNATIONAL HOLDINGS INC.

By:	/s/ Thomas H. Pike
Thomas H. Pike
Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Thomas H. Pike and Kevin K. Gordon, and each of them, any of whom may act without joinder of the other, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas H. Pike	Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2014
Thomas H. Pike

/s/ Kevin K. Gordon	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2014
Kevin K. Gordon

/s/ Charles E. Williams	Senior Vice President, Corporate Controller (Principal Accounting Officer)	February 21, 2014
Charles E. Williams

/s/ Dennis B. Gillings, CBE	Director	February 21, 2014
Dennis B. Gillings, CBE

/s/ Fred E. Cohen	Director	February 21, 2014
Fred E. Cohen

/s/ John P. Connaughton	Director	February 21, 2014
John P. Connaughton

/s/ Jonathan J. Coslet	Director	February 21, 2014
Jonathan J. Coslet

/s/ Michael J. Evanisko Michael J. Evanisko	Director	February 21, 2014

/s/ Mireille G. Gillings Mireille G. Gillings	Director	February 21, 2014

/s/ Christopher R. Gordon Christopher R. Gordon	Director	February 21, 2014

/s/ Jack M. Greenberg Jack M. Greenberg	Director	February 21, 2014

/s/ Richard Relyea Richard Relyea	Director	February 21, 2014

/s/ Leonard D. Schaeffer Leonard D. Schaeffer	Director	February 21, 2014

EXHIBIT INDEX

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
1.1	Form of Underwriting Agreement.*

2.1	Agreement and Plan of Share Exchange, dated December 3, 2009, between Quintiles Transnational Holdings Inc. and Quintiles Transnational Corp.		S-1	333-186708	2.1	February 15, 2013

3.1	Second Amended and Restated Articles of Incorporation of Quintiles Transnational Holdings Inc.		S-1/A	333-186708	3.1	May 6, 2013

3.2	Second Amended and Restated Bylaws of Quintiles Transnational Holdings Inc.		10-Q	001-35907	3.2	May 14, 2013

4.1	Specimen Common Stock Certificate of Quintiles Transnational Holdings Inc.		S-1/A	333-186708	4.1	April 26, 2013

4.2	Second Amended and Restated Registration Rights Agreement, dated May 14, 2013, among Quintiles Transnational Holdings Inc. and the shareholders identified therein.		8-K	001-35907	4.1	May 15, 2013

5.1	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.	X

10.1	Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.		S-1	333-186708	10.1	February 15, 2013

10.2	Amendment No. 1, dated October 22, 2012, to Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.		S-1	333-186708	10.2	February 15, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.3	Amendment No. 2, dated December 20, 2012, to Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.		S-1	333-186708	10.3	February 15, 2013

10.4	Amendment No. 3, dated December 20, 2013, to Credit Agreement, dated June 8, 2011, among Quintiles Transnational Corp., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.		8-K	001-35907	10.1	December 20, 2013

10.5	Credit Agreement, dated February 28, 2012, among Quintiles Transnational Holdings Inc., as the Borrower, each lender from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.		S-1	333-186708	10.4	February 15, 2013

10.6	Shareholders Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the shareholders identified therein.		S-1	333-186708	10.5	February 15, 2013

10.7	Supplement, effective August 9, 2012, to Shareholders Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the shareholders identified therein.		S-1	333-186708	10.6	February 15, 2013

10.8	Amendment No. 1, dated May 8, 2013, to Shareholders Agreement, dated January 22, 2008, among Quintiles Transnational Corp. and the shareholders identified therein.		10-Q	001-35907	10.1	May 14, 2013

10.9	Management Agreement, dated January 22, 2008, among		S-1	333-186708	10.8	February 15, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
	Quintiles Transnational Corp., Bain Capital Partners, LLC, GF Management Company, LLC, TPG Capital, L.P., Cassia Fund Management Pte Ltd., 3i Corporation and Aisling Capital, LLC.

10.10	Amendment No. 1, dated May 8, 2013, to Management Agreement, dated January 22, 2008, among Quintiles Transnational Corp., Bain Capital Partners, LLC, GF Management Company, LLC, TPG Capital, L.P., Cassia Fund Management Pte Ltd., 3i Corporation and Aisling Capital, LLC..		10-Q	001-35907	10.2	May 14, 2013

10.11	Management Rights Letter from Quintiles Transnational Corp. to Aisling Capital II, L.P.		S-1	333-186708	10.9	February 15, 2013

10.12	Amendment, dated May 8, 2013, to Management Rights Letter from Quintiles Transnational Corp. to Aisling Capital II, L.P.		10-Q	001-35907	10.3	August 1, 2013

10.13	Management Rights Agreement between Quintiles Transnational Corp. and TPG Biotechnology Partners II, L.P.		S-1	333-186708	10.10	February 15, 2013

10.14	Management Rights Agreement between Quintiles Transnational Corp. and 3i Growth Healthcare Fund 2008 L.P.		S-1	333-186708	10.11	February 15, 2013

10.15	Amendment No. 1, dated May 8, 2013, to Management Rights Agreement between Quintiles Transnational Corp. and 3i Growth Healthcare Fund 2008 L.P.		10-Q	001-35907	10.4	August 1, 2013

10.16	Assignment and Assumption Agreement, dated December 10, 2009, between Quintiles Transnational Corp. and Quintiles Transnational Holdings Inc.		S-1	333-186708	10.12	February 15, 2013

10.17	Form of Director Indemnification Agreement.		S-1/A	333-186708	10.13	April 19, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.18	Quintiles Transnational Holdings Inc. Annual Management Incentive Plan.		S-1/A	333-186708	10.57	April 19, 2013

10.19	Quintiles Transnational Holdings Inc. 2003 Stock Incentive Plan.		S-1	333-186708	10.14	February 15, 2013

10.20	Form of Stock Option Award Agreement under the Quintiles Transnational Holdings Inc. 2003 Stock Incentive Plan.		S-1	333-186708	10.15	February 15, 2013

10.21	Form of Restricted Stock Purchase Agreement under the Quintiles Transnational Holdings Inc. 2003 Stock Incentive Plan.		S-1	333-186708	10.16	February 15, 2013

10.22	Quintiles Transnational Holdings Inc. 2008 Stock Incentive Plan.		S-1	333-186708	10.17	February 15, 2013

10.23	Form of Stock Option Award Agreement for Senior Executives under the Quintiles Transnational Holdings Inc. 2008 Stock Incentive Plan.		S-1	333-186708	10.18	February 15, 2013

10.24	Form of Stock Option Award Agreement for Non-Employee Directors under the Quintiles Transnational Holdings Inc. 2008 Stock Incentive Plan.		S-1	333-186708	10.19	February 15, 2013

10.25	Quintiles Transnational Corp. Elective Deferred Compensation Plan, as amended and restated.		S-1	333-186708	10.20	February 15, 2013

10.26	Quintiles Transnational Corp. Elective Deferred Compensation Plan (Amended and Restated for Deferrals On and After January 1, 2005).		S-1	333-186708	10.21	February 15, 2013

10.27	Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.		S-1/A	333-186708	10.22	April 19, 2013

10.28	Form of Award Agreement Awarding Nonqualified Stock Options to Employees under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.		S-1/A	333-186708	10.23	April 19, 2013

10.29	Form of Award Agreement Awarding Nonqualified Stock Options to Non-Employee		S-1/A	333-186708	10.24	April 19, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
	Directors under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.

10.30	Form of Award Agreement Awarding Stock Appreciation Rights under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.		S-1/A	333-186708	10.56	April 19, 2013

10.31	Form of Award Agreement Awarding Restricted Stock Units under the Quintiles Transnational Holdings Inc. 2013 Stock Incentive Plan.		8-K	001-35907	10.1	November 26, 2013

10.32	Quintiles Transnational Holdings Inc. Employee Stock Purchase Plan.		S-8	333-193212	10.1	January 6, 2014

10.33	Executive Employment Agreement, dated September 25, 2003, among Dennis B. Gillings, Pharma Services Holding, Inc. and Quintiles Transnational Corp.		S-1	333-186708	10.26	February 15, 2013

10.34	Assignment and Assumption Agreement, dated March 31, 2006, among Pharma Services Holding, Inc., Quintiles Transnational Corp., and Dennis B. Gillings.		S-1	333-186708	10.27	February 15, 2013

10.35	Amendment, dated February 1, 2008, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.		S-1	333-186708	10.28	February 15, 2013

10.36	Agreement and Amendment, effective December 12, 2008, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.		S-1	333-186708	10.29	February 15, 2013

10.37	Third Amendment, dated December 31, 2008, to Executive Employment Agreement, dated		S-1	333-186708	10.30	February 15, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
	September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.

10.38	Fourth Amendment, dated December 14, 2009, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.		S-1	333-186708	10.31	February 15, 2013

10.39	Fifth Amendment, dated April 18, 2013, to Executive Employment Agreement, dated September 25, 2003, between Dennis B. Gillings and Quintiles Transnational Corp.		S-1/A	333-186708	10.32	April 19, 2013

10.40	Rollover Agreement, dated August 28, 2003, among Pharma Services Holding, Inc., Dennis B. Gillings, Joan H. Gillings, Susan Ashley Gillings, the Gillings Family Foundation, the Gillings Limited Partnership and the GFEF Limited Partnership.		S-1	333-186708	10.33	February 15, 2013

10.41	Amendment No. 1, dated September 23, 2003, to Rollover Agreement, dated August 28, 2003, among Pharma Services Holding, Inc., Dennis B. Gillings, Joan H. Gillings, Susan Ashley Gillings, the Gillings Family Foundation, the Gillings Limited Partnership and the GFEF Limited Partnership.		S-1	333-186708	10.34	February 15, 2013

10.42	Stock Option Award Agreement, dated June 30, 2008, between Quintiles Transnational Corp. and Dennis B. Gillings.		S-1	333-186708	10.35	February 15, 2013

10.43	Executive Employment Agreement, effective April 30, 2012, between Thomas H. Pike and Quintiles Transnational Corp.		S-1	333-186708	10.36	February 15, 2013

10.44	Subscription Agreement, effective May 31, 2012, between Thomas H. Pike and Quintiles Transnational Holdings Inc.		S-1	333-186708	10.37	February 15, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.45	Stock Option Award Agreement, dated May 10, 2012, between Quintiles Transnational Holdings Inc. and Thomas H. Pike.		S-1	333-186708	10.38	February 15, 2013

10.46	Stock Option Award Agreement, dated May 31, 2012, between Quintiles Transnational Holdings Inc. and Thomas H. Pike.		S-1	333-186708	10.39	February 15, 2013

10.47	Executive Employment Agreement, effective July 30, 2010, between Kevin K. Gordon and Quintiles Transnational Corp.		S-1	333-186708	10.40	February 15, 2013

10.48	First Amendment to Employment Agreement, dated November 22, 2010, to Executive Employment Agreement, effective July 30, 2010, between Kevin K. Gordon and Quintiles Transnational Corp.		S-1	333-186708	10.41	February 15, 2013

10.49	Executive Employment Agreement, dated June 14, 2004, between John D. Ratliff and Quintiles Transnational Corp.		S-1	333-186708	10.42	February 15, 2013

10.50	Amendment, dated December 30, 2008, and Supplement, dated April 18, 2013, to Executive Employment Agreement, dated June 14, 2004, between John D. Ratliff and Quintiles Transnational Corp.		S-1/A	333-186708	10.43	April 19, 2013

10.51	Letter Agreement, dated September 19, 2006, and effective October 20, 2006, between Quintiles Transnational Corp. and John D. Ratliff re promotion.		S-1	333-186708	10.44	February 15, 2013

10.52	Letter, dated August 22, 2005, to John D. Ratliff from Quintiles Transnational Corp. re. Purchase of Pharma Shares.		S-1	333-186708	10.45	February 15, 2013

10.53	Letter, dated February 22, 2005, to John D. Ratliff from Quintiles Transnational Corp. re. Purchase of Pharma Shares.		S-1	333-186708	10.46	February 15, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.54	Letter, dated December 6, 2004, to John D. Ratliff from Quintiles Transnational Corp. re. Purchase of Pharma Shares.		S-1	333-186708	10.47	February 15, 2013

10.55	Executive Employment Agreement, dated June 1, 2003, between Michael I. Mortimer and Quintiles Transnational Corp.		S-1	333-186708	10.48	February 15, 2013

10.56	Amendment, dated January 9, 2004, to Executive Employment Agreement, dated June 1, 2003, between Michael I. Mortimer and Quintiles Transnational Corp.		S-1	333-186708	10.49	February 15, 2013

10.57	Second Amendment, dated December 30, 2008, to Executive Employment Agreement, dated June 1, 2003, between Michael I. Mortimer and Quintiles Transnational Corp.		S-1	333-186708	10.50	February 15, 2013

10.58	Letter, dated February 22, 2005, to Michael I. Mortimer from Pharma Services Holding, Inc. re. Purchase of Pharma Shares.		S-1	333-186708	10.51	February 15, 2013

10.59	Letter, dated February 5, 2004, to Michael I. Mortimer from Pharma Services Holding, Inc. re. Opportunity to Purchase Shares.		S-1	333-186708	10.52	February 15, 2013

10.60	Amended Executive Employment Agreement, dated July 26, 2005, between Derek Winstanly and Quintiles Transnational Corp.		S-1	333-186708	10.53	February 15, 2013

10.61	First Amendment, dated December 30, 2008, to Amended Executive Employment Agreement, dated July 26, 2005, between Derek Winstanly and Quintiles Transnational Corp.		S-1	333-186708	10.54	February 15, 2013

10.62	Letter, dated October 30, 2003, to Derek Winstanly from Pharma Services Holding, Inc. re. Opportunity to Purchase Shares.		S-1	333-186708	10.55	February 15, 2013

10.63	Description of Independent Director Compensation.		S-1/A	333-186708	10.59	April 26, 2013

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
10.64	General Release and Severance Agreement, dated January 29, 2014, between John D. Ratliff and Quintiles Transnational Corp.		10-K/A	001-35907	10.64	February 21, 2014

21.1	List of Subsidiaries of Quintiles Transnational Holdings Inc.		10-K	001-35907	21.1	February 13, 2014

23.1	Consent of PricewaterhouseCoopers LLP.	X

23.2	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (included as part of Exhibit 5.1).	X

24.1	Power of attorney (included on the signature pages hereto).	X

*	To be filed by amendment.